Exhibit II

Dated 6 September 2017

CAPITAL PRODUCT PARTNERS L.P.

as Borrower

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Lenders

and

HSH NORDBANK AG and

ING BANK N.V., LONDON BRANCH

as Mandated Lead Arrangers and Bookrunners

and

BNP PARIBAS and

NATIONAL BANK OF GREECE S.A.

as Arrangers

and

HSH NORDBANK AG

as Agent and Security Trustee

LOAN AGREEMENT

relating to a senior secured term loan facility of up to US$460,000,000 to be used in refinancing certain existing indebtedness of the Borrower

Index

Clause		Page
1	Interpretation	1
2	Facility	29
3	Position of the Lenders and the Reference Banks	29
4	Drawdown	30
5	Interest	31
6	Interest Periods	33
7	Default interest	34
8	Repayment and prepayment	35
9	Conditions precedent	39
10	Representations and warranties	40
11	General undertakings	44
12	Corporate undertakings	50
13	Insurance	52
14	Ship covenants	59
15	Security cover	65
16	Payments and calculations	67
17	Application of receipts	69
18	Application of Earnings	70
19	Events of Default	72
20	Fees and expenses	77
21	Indemnities	78
22	No Set-Off or Tax Deduction	81
23	Illegality, etc.	84
24	Increased Costs	84
25	Set-Off	85
26	Transfers and changes in lending offices	86
27	Variations and waivers	91
28	Notices	92
29	Bail-In	95
30	Confidential Information	95
31	Confidentiality of Cost of Funding and Reference Bank Quotations	99
32	Supplemental	100
33	Law and jurisdiction	101

Schedules

Schedule 1 Lenders and Commitments		102
Schedule 2 Details of Ships		103
Part A Modern Fleet		103
Part B Remaining Fleet		104
Schedule 3 Drawdown Notice		105
Schedule 4 Condition precedent documents		106
Schedule 5 Transfer Certificate		111
Schedule 6 Power of Attorney		115
Schedule 7 Form of Compliance Certificate		116
Schedule 8 Form of Sanctions Certificate		117

Execution

Execution Pages		118

2

THIS AGREEMENT is made on 6 September 2017

BETWEEN

(1)	CAPITAL PRODUCT PARTNERS L.P., being a limited partnership formed in the Republic of the Marshall Islands whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(3)	HSH NORDBANK AG acting through its office is at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, as Mandated Lead Arranger A; and

(4)	ING BANK N.V., LONDON BRANCH, acting through its branch at 8-10 Moorgate, London, EC2R 6DA, England, as Mandated Lead Arranger B; and

(5)	BNP PARIBAS, acting through its office at 16 Rue de Hanovre, 75002 Paris, France, as Arranger A; and

(6)	NATIONAL BANK OF GREECE S.A., acting through its office at 2 Bouboulinas Street & Akti Miaouli, 185 35 Piraeus, Greece, as Arranger B; and

(7)	HSH NORDBANK AG acting through its office is at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, as Bookrunner A; and

(8)	ING BANK N.V., LONDON BRANCH, acting through its branch at 8-10 Moorgate, London, EC2R 6DA, England, as Bookrunner B; and

(9)	HSH NORDBANK AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, as Agent;

(10)	HSH NORDBANK AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, as Security Trustee.

BACKGROUND

The Lenders have agreed to make available to the Borrower a senior secured term loan facility of up to US$460,000,000 in two Advances as follows:

(a)	Advance A in an amount of up to the lesser of (i) US$259,000,000 and (ii) 57.5 per cent. of the aggregate Initial Market Value of the Modern Fleet; and

(b)	Advance B in an amount of up to the lesser of (i) US$201,000,000 and (ii) 57.5 per cent. of the aggregate Initial Market Value of the Remaining Fleet,

for the purpose of refinancing the Existing Indebtedness of the Borrower and the other members of the Group under each Existing Facility Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

Subject to Clause 1.5, in this Agreement:

“Account” means each of the Earnings Accounts and the Retention Account and, in the plural, means all of them;

“Account Pledge” means, in relation to each Account, a pledge agreement creating security in respect of that Account in the Agreed Form and, in the plural, means all of them;

“Accounting Information” means the annual audited consolidated financial statements or, as the case may be, the quarterly unaudited consolidated financial statements, each in respect of the Borrower and the Group, to be provided by the Borrower to the Agent in accordance with Clause 11.6.

“Advance” means Advance A and Advance B and, in the plural, means all of them;

“Advance A” means the borrowing by the Borrower of a part of the Commitment under this Agreement in an amount not exceeding the relevant Maximum Advance Amount or, as the context may require, the principal amount outstanding of that Advance at any relevant time.

“Advance B” means the borrowing by the Borrower of a part of the Commitment under this Agreement in an amount equal to the relevant Maximum Advance Amount or, as the context may require, the principal amount outstanding of that Advance at any relevant time;

“Age” means, in relation to a Ship at any time, the number of whole years having elapsed from the date in which the construction of that Ship was completed;

“Agency and Trust Agreement” means the agency and trust agreement executed or to be executed between the Borrower and the Creditor Parties in the Agreed Form;

“Agent” means HSH Nordbank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, or any successor of it appointed under clause 5 of the Agency and Trust Agreement;

“Agreed Form” means in relation to any document, that document in the form approved in writing by the Agent (acting on the instructions of all the Lenders) or as otherwise approved in accordance with any other approval procedure specified in any relevant provisions of any Finance Document;

“Applicable Advance” means, in relation to a Ship:

(a)	if that Ship is part of the Modern Fleet, Advance A; or

(b)	if that Ship is part of the Remaining Fleet, Advance B;

“Applicable Mortgaged Ships” means, in relation to a Ship:

(a)	if that Ship is part of the Modern Fleet, the Mortgaged Ships comprising the Modern Fleet; or

(b)	if that Ship is part of the Remaining Fleet, the Mortgaged Ships comprising the Remaining Fleet;

“Approved Broker” means:

(a)	in relation to a Ship which is a container vessel, Arrow Valuations (London), H Clarkson & Co. Ltd., Barry Rogliano Salles, Maersk Brokers K/S and Howe Robinson; and

(b)	in relation to any other Ship, Arrow Valuations (London), H Clarkson & Co. Ltd., Barry Rogliano Salles, Maersk Brokers K/S, Fearnleys A/S, SSY Valuation Services Ltd. and Howe Robinson,

(or any affiliate of such person through which valuations are commonly issued) or any other firm or firms of independent sale and purchase shipbrokers approved in writing by the Agent (acting on the instructions of all Lenders) and, in the plural, means all of them;

“Approved Classification Society” means, in relation to a Ship, a classification society which is a member of IACS (other than the China Classification Society and the Russian Maritime Registry of Shipping) and acceptable to the Agent;

“Approved Flag” means, in relation to a Ship, the Liberian, the Marshall Islands, the Maltese the Panamanian or the Isle of Man flag or such other flag as the Agent may approve (such approval not to be unreasonably withheld or delayed) as the flag on which that Ship is or, as the case may be, shall be registered;

“Approved Flag State” means, in relation to a Ship, the Republic of Liberia, the Republic of the Marshall Islands, the Republic of Malta, the Republic of Panama, the Isle of Man or any other country in which the Agent may approve (such approval not to be unreasonably withheld or delayed) that that Ship is or, as the case may be, shall be registered;

“Approved Manager” means, in relation to the commercial and technical management of each Ship, Capital Ship Management Corp. or any other experienced and capable management company which the Agent (acting on the instructions of the Majority Lenders) may approve (such approval not to be unreasonably withheld or delayed or conditioned) from time to time as the commercial, technical and/or operational manager of a Ship and, in the plural, means all of them;

“Approved Manager’s Undertaking” means, in relation to each Ship, a letter of undertaking including (inter alia) an assignment of an Approved Manager’s rights, title and interest in the Insurances executed or, as the context may require, to be executed by that Approved Manager in favour of the Security Trustee in the Agreed Form agreeing certain matters in relation to that Approved Manager, serving as manager of that Ship and subordinating its rights against that Ship and the Owner which is the owner of that Ship to the rights of the Creditor Parties under the Finance Documents and, in the plural, means all of them;

“Arranger” means the Arranger A and the Arranger B and, in the plural, means both of them;

“Arranger A” means BNP Paribas, acting as mandated lead arranger through its office at 16 Rue de Hanovre, 75002 Paris, France, or any successor;

“Arranger B” means National Bank of Greece S.A., acting through its office at 2 Bouboulinas Street & Akti Miaouli, 185 35 Piraeus, Greece, or any successor;

“Assignable Charter” means, in relation to a Ship, any time charterparty, consecutive voyage charter or contract of affreightment in respect of such Ship having a duration (or capable of exceeding a duration) of 18 months or more and any guarantee of the obligations of the charterer under such charter or any bareboat charter in respect of that Ship (irrespective of its duration) and any guarantee of the obligations of the charterer under such bareboat charter, entered or to be entered into by the Owner which is the owner of that Ship and a charterer or, as the context may require, bareboat charterer and, in the plural, means all of them;

“Availability Period” means the period commencing on the date of this Agreement and ending on the earlier of:

(a)	30 November 2017 (or such later date as the Agent may, with the authorisation of all the Lenders, agree with the Borrower); and

(b)	the date on which the Total Commitments are fully borrowed, cancelled or terminated;

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Bareboat Charter Security Agreement” means, in relation to an Assignable Charter which is a bareboat charter (which charter may be entered into by the relevant Owner subject to Clause 14.12(a)), an agreement or agreements whereby the Security Trustee receives an assignment of the rights of the relevant Owner under the bareboat charter and certain undertakings from that Owner and the relevant charterer and, if so agreed by the Security Trustee (acting with the authorisation of the Majority Lenders), agrees to give certain undertakings to that charterer, in an Agreed Form and, in the plural, means all of them;

“Basel III” means, together:

(a)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)	the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement—Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”;

“Bookrunner” means the Bookrunner A and the Bookrunner B and, in the plural, means both of them;

“Bookrunner A” means HSH Nordbank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, or any successor;

“Bookrunner B” means ING Bank N.V., London Branch, acting in such capacity through its branch at 8-10 Moorgate, London, EC2R 6DA, England, or any successor;

“Borrower” means Capital Product Partners L.P., a limited partnership formed in the Republic of the Marshall Islands whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Break Costs” has the meaning given in Clause 21.2;

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business:

(a)	in Hamburg, Athens, Piraeus, Paris, Stockholm and London regarding the fixing of any interest rate which is required to be determined under this Agreement or any Finance Document;

(b)	in Hamburg, Athens, Piraeus, Paris, Stockholm and New York in respect of any payment which is required to be made under a Finance Document; and

(c)	in Hamburg, Athens, Piraeus, Stockholm and Paris regarding any other action to be taken under this Agreement or any other Finance Document;

“Cancellation Notice” has the meaning given in Clause 8.7;

“Change of control” means:

(i)	any person or group of persons acting in concert gaining direct or indirect control of the Borrower or any Owner other than the Permitted Holders; and/or

(ii)	any person or group of persons acting in concert (save for any passive institutional investor) acquiring ownership of more common units in the capital of the Borrower than the Permitted Holders;

(iii)	the Borrower ceasing to directly or indirectly own 100 per cent. of, or ceasing to control, any Owner; and/or

(iv)	Capital Partners GP LLC of the Marshall Islands ceasing to be the Borrower’s general partner;

“Capital Ship Management Corp.” means Capital Ship Management Corp., a company incorporated in Panama having its registered office at Hong Kong Bank Building, 6th floor, Samuel Lewis Avenue, Panama, Republic of Panama;

“Charterparty Assignment” means, in relation to an Assignable Charter, an assignment of the rights of the Owner which is a party to that Assignable Charter and any guarantee of such Assignable Charter executed or, as the context may require, to be executed by that Owner in favour of the Security Trustee in the Agreed Form and, in the plural, means all of them;

“Code” means the US Internal Revenue Code of 1986;

“Commitment” means, in relation to a Lender, the amount set opposite its name in Schedule 1, or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and “Total Commitments” means the aggregate of the Commitments of all the Lenders);

“Compliance Certificate” means a certificate in the form set out in Schedule 7 (or in any other form which the Agent approves or reasonably requires) to be provided at the times and in the manner set out in Clause 11.22;

“Confidential Information” means all information relating to the Borrower, any Security Party, the Group, the Finance Documents or the Loan of which a Creditor Party becomes aware in its capacity as, or for the purpose of becoming, a Creditor Party or which is received by a Creditor Party in relation to, or for the purpose of becoming a Creditor Party under, the Finance Documents or the Loan from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Creditor Party, if the information was obtained by that Creditor Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(i)	information that:

(A)	is or becomes public information other than as a direct or indirect result of any breach by that Creditor Party of Clause 30; or

(B)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(C)	is known by that Creditor Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Creditor Party after that date, from a source which is, as far as that Creditor Party is aware, unconnected with the Group and which, in either case, as far as that Creditor Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(ii)	any Cost of Funding or Reference Bank Quotation.

“Confidentiality Undertaking” means a confidentiality undertaking in substantially the appropriate form recommended by the LMA from time to time or in any other form agreed between the Borrower and the Agent.

“Contractual Currency” has the meaning given in Clause 21.6;

“Contribution” means, in relation to a Lender, the part of the Loan which is owing to that Lender;

“Corporate Guarantee” means, in relation to each Owner, a guarantee of the obligations of the Borrower under this Agreement and the other Finance Documents executed or, as the context may require, to be executed by that Owner in the Agreed Form and, in the plural, means all of them;

“Cost of Funding” means, in relation to a Lender, the rate per annum notified by that Lender to the Agent pursuant to paragraph (a)(ii) of Clause 5.8;

“CRD IV” means Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/29/EC;

“Creditor Party” means the Agent, the Security Trustee, each Mandated Lead Arranger, each Arranger, each Bookrunner or any Lender, whether as at the date of this Agreement or at any later time and, in the plural, means all of them;

“CRR” means Regulation (EU) No. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012;

“Deed of Covenant” means, in relation to a Ship and if required by the laws of the Approved Flag State, a deed of covenant collateral to the Mortgage on that Ship and creating charges over (inter alia) that Ship, her Earnings, her Insurances and any Requisition Compensation in the Agreed Form;

“Deed of Release” means, in relation to an Existing Facility Agreement, a deed releasing any Existing Security and the obligations of the Borrower and any other member of the Group under that Existing Facility Agreement in Agreed Form;

“Designated Person” means a person:

(a)	that is, or is owned or controlled by one or more persons that are listed on a Sanctions List, or is otherwise the target of any Sanctions;

(b)	located in or organized under the laws of any jurisdiction that is, or whose government is, targeted by Sanctions, including, as of the date of this Agreement, Cuba, Iran, Myanmar (Burma), North Korea, Syria, Crimea-Sevastopol and Sudan;

(c)	acting or purporting to act on behalf of any of the persons listed in paragraphs (a) and (b) above; or

(d)	with which any relevant Creditor Party is prohibited from (i) dealing or (ii) otherwise engaging in any transaction pursuant to any Sanctions;

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Loan (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other, Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted;

“Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means the date requested by the Borrower for the Loan to be borrowed, or (as the context requires) the date on which the Loan is actually borrowed;

“Drawdown Notice” means a notice in the form set out in Schedule 3 (or in any other form which the Agent approves or reasonably requires);

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Earnings” means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Owner owning that Ship or the Security Trustee and which arise out of the use or operation of that Ship, including (but not limited to):

(a)	except to the extent that they fall within paragraph (b):

(i)	all freight, hire and passage moneys;

(ii)	compensation payable to that Owner or the Security Trustee in the event of requisition of that Ship for hire;

(iii)	remuneration for salvage and towage services;

(iv)	demurrage and detention moneys;

(v)	damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship; and

(vi)	all moneys which are at any time payable under any Insurances in respect of loss of hire; and

(b)	if and whenever that Ship is employed on terms whereby any moneys falling within paragraphs (a)(i) to (vi) are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship;

“Earnings Account” means, in relation to a Ship, an account in the name of the Owner owning that Ship with the Agent in Hamburg designated “[name of relevant Owner]—Earnings Account” or any other account (with that or another office of the Agent) which replaces such account and is designated by the Agent as that Earnings Account for the purposes of this Agreement and, in the plural, means all of them;

“EBITDA” means, in respect of any relevant period, the aggregate amount of consolidated or combined pre-tax profits of the Group before extraordinary or exceptional items, depreciation, interest, repayment of principal in respect of any loan, rentals under finance leases and similar charges payable;

“Environmental Claim” means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and “claim” means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

“Environmental Incident” means, in relation to a Ship:

(a)	any release of Environmentally Sensitive Material from that Ship; or

(b)	any incident in which Environmentally Sensitive Material is released from a vessel other than that Ship and which involves a collision between that Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which that Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or that Ship and/or the Owner which is the owner thereof and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)	any other incident in which Environmentally Sensitive Material is released otherwise than from that Ship and in connection with which that Ship is actually or potentially liable to be arrested and/or where the Owner which is the owner thereof and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

“Environmental Law” means any law, regulation, convention and agreement relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

“Environmentally Sensitive Material” means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” means any of the events or circumstances described in Clause 19.1;

“Existing Facility Agreement” means Existing Facility Agreement A, Existing Facility Agreement B, Existing Facility Agreement C and Existing Facility Agreement D and, in the plural, means all of them;

“Existing Facility Agreement A” means the loan agreement dated 22 March 2007 as amended from time to time and made between, inter alios (i) the Borrower as borrower, (ii) HSH Nordbank AG as lender and (iii) HSH Nordbank AG as facility agent in respect of certain reducing and revolving and term loan facilities of up to $370,000,000;

“Existing Facility Agreement B” means the loan agreement dated 19 March 2008 as amended from time to time and made between, inter alios (i) the Borrower as borrower, (ii) HSH Nordbank AG as lender and (iii) HSH Nordbank AG as facility agent in respect of certain reducing and revolving and term loan facilities of up to $350,000,000;

“Existing Facility Agreement C” means the loan agreement dated 6 September 2013 as amended and restated on 27 December 2013 and as otherwise amended from time to time and made between, inter alios (i) the Borrower as borrower and (ii) ING Bank N.V., London Branch as facility agent in respect of a term loan facility of up to $225,000,000

“Existing Facility Agreement D” means the loan agreement dated 9 June 2011 as amended from time to time and made between (i) the Borrower as borrower and Credit Agricole Corporate and Investment Bank (as successor of Emporiki Bank of Greece S.A.) in respect of a term loan facility of up to $25,000,000;

“Existing Indebtedness” means, in relation to an Existing Facility Agreement at any date, the outstanding Financial Indebtedness of the Borrower or any other member of the Group on that date under that Existing Facility Agreement;

“Existing Security” means, in relation to each Existing Facility Agreement, any Security Interest created to secure the Existing Indebtedness (or any part thereof) under that Existing Facility Agreement;

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA;

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction;

“Fee Letter” means any letter or letters dated on or about the date of this Agreement between the Creditor Parties (or any of them) and the Borrower) setting out any of the fees referred to in Clause 20;

“Final Repayment Date” means the date falling on the earlier of (i) the date falling on the sixth anniversary of the Drawdown Date and (ii) 30 November 2023.

“Finance Documents” means together:

(a)	this Agreement;

(b)	the Side Letter;

(c)	the Agency and Trust Agreement;

(d)	any Fee Letter;

(e)	the Account Pledges;

(f)	the Corporate Guarantees;

(g)	any Subordination Agreement;

(h)	any Subordinated Debt Security;

(i)	the Mortgages;

(j)	the General Assignments;

(k)	any Deed of Covenant;

(l)	any Charterparty Assignment;

(m)	any Bareboat Charter Security Agreement;

(n)	the Approved Manager’s Undertakings;

(o)	any other document (whether creating a Security Interest or not) which is executed at any time by the Borrower, any Owner, any Approved Manager or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders under this Agreement or any of the other documents referred to in this definition; and

(p)	any other document designated as such by the Agent and the Borrower,

and, in the singular, means any of them;

“Financial Indebtedness” means, in relation to a person (the “debtor”), any actual or contingent liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)	under any foreign exchange transaction, any interest or currency swap, exchange or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount;

(f)	under receivables sold or discounted (other than any receivables to the extent that they are sold on a non-recourse basis); or

(g)	under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (f) if the references to the debtor referred to the other person;

“Financial Year” means, in relation to the Borrower, each Owner and the Group, each period of one year commencing on 1 January in respect of which their individual or, as the case may be, consolidated accounts are or ought to be prepared;

“Fleet Vessels” means all of the vessels (including, but not limited to, the Ships) from time to time wholly owned by members of the Group (each a “Fleet Vessel”);

“GAAP” means generally accepted accounting principles as from time to time in effect in the US including IFRS;

“General Assignment” means, in relation to a Ship, a general assignment of (inter alia) the Earnings, the Insurances and any Requisition Compensation relative to that Ship in the Agreed Form and, in the plural, means all of them;

“Group” means, together, each Owner, the Borrower and each of their respective subsidiaries (direct or indirect) from time to time during the Security Period and “member of the Group” shall be construed accordingly;

“IACS” means the International Association of Classification Societies;

“IFRS” means international accounting standards within the meaning of the IAS Regulations 1606/2002 to the extent applicable to the relevant financial statements;

“Initial Market Value” means, in relation to a Ship, the Market Value of that Ship calculated in accordance with the valuations relative thereto referred to in paragraph 5 of Schedule 4, Part B;

“Instalment” has the meaning given in Clause 8.1;

“Insurances” means, in relation to a Ship:

(a)	all policies and contracts of insurance (including, without limitation, any loss of hire insurance) and any reinsurance, policies or contracts, including entries of the Ship in any protection and indemnity or war risks association, effected in respect of the Ship, its Earnings or otherwise in relation to it whether before, on or after the date of this Agreement; and

(b)	all rights (including, without limitation, any and all rights or claims which the Owner owning that Ship may have under or in connection with any cut-through clause relative to any reinsurance contract relating to the aforesaid policies or contracts of insurance) and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement;

“Interest Period” means a period determined in accordance with Clause 6;

“Interpolated Screen Rate” means, in relation to an Interest Period, the rate which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than that Interest Period; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds that Interest Period,

each as of the Specified Time on the Quotation Date for that Interest Period;

“ISM Code” means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code);

“ISPS Code” means the International Ship and Port Facility Security Code as adopted by the International Maritime Organisation, as the same may be amended or supplemented from time to time;

“ISSC” means a valid and current International Ship Security Certificate issued under the ISPS Code;

“Lender” means, subject to Clause 26.6, a bank or financial institution listed in Schedule 1 and acting through its branch indicated in Schedule 1 (or through another branch notified to the Agent under Clause 26.16) or its transferee, successor or assign;

“Leverage Ratio” means, any relevant time, the ratio (expressed as a percentage) of:

(a)	the aggregate Financial Indebtedness of the Group net of any Liquid Assets; and

(b)	the Market Value Adjusted Total Assets (including, without limitation, the Ships);

“LIBOR” means, for an Interest Period:

(a)	the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on the Screen Rate at or about the Specified Time on the Quotation Date for that Interest Period for a period equal to that Interest Period and for delivery on the first Business Day of it; or

(b)	as otherwise determined pursuant to Clause 5.5 (Unavailability of Screen Rate),

and, if any such rate is below zero, LIBOR will be deemed to be zero;

“Liquid Assets” means, at any relevant time hereunder, the aggregate of:

(a)	cash in hand or held with banks or other financial institutions of the Borrower and/or any other member of the Group in Dollars or another currency freely convertible into Dollars, which is free of any Security Interest (other than a Permitted Security Interest and other than ordinary bankers’ liens which have not been enforced or become capable of being enforced);

(b)	any other short-term financial investment which is free of any Security Interest (other than a Permitted Security Interest);

(c)	any cash equivalent of the Borrower and/or any other member of the Group; and

(d)	any marketable securities of the Borrower and/or any other member of the Group,

as stated in the latest Accounting Information;

“Loan” means the principal amount for the time being outstanding under this Agreement;

“LSW 1189” means the London Standard Wording for marine insurances which incorporates the German Direct Mortgage Clause;

“Major Casualty” means, in relation to a Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,500,000 or the equivalent in any other currency;

“Majority Lenders” means:

(a)	before the Loan is advanced, Lenders whose Commitments total 66 2/3 per cent. of the Total Commitments; and

(b)	after the Loan is advanced, Lenders whose Contributions total 66 2/3 per cent. of the Loan;

“Mandated Lead Arranger” means the Mandated Lead Arranger A and the Mandated Lead Arranger B and, in the plural, means both of them;

“Mandated Lead Arranger A” means HSH Nordbank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany, or any successor;

“Mandated Lead Arranger B” means ING Bank N.V., London Branch, acting in such capacity through its branch at 8-10 Moorgate, London, EC2R 6DA, England, or any successor;

“Margin” means 3.25 per cent. per annum;

“Market Value” means, in relation to a Ship or other Fleet Vessel, the market value of that Ship or Fleet Vessel determined in accordance with Clause 15.3;

“Market Value Adjusted Total Assets” means, at any time, the Total Assets adjusted to reflect the aggregate Market Value of all the Fleet Vessels;

“Material Adverse Change” means any event or series of events which, in the opinion of the Majority Lenders, is likely to have a Material Adverse Effect;

“Material Adverse Effect” means a material adverse effect which, in the opinion of the Majority Lenders, has an effect on:

(a)	the business, property, assets, liabilities, operations or condition (financial or otherwise) of the Borrower and/or any Security Party taken as a whole;

(b)	the ability of the Borrower and/or any Security Party to (i) comply with or perform any of its obligations or (ii) discharge any of its liabilities, under any Finance Document as they fall due; or

(c)	the validity, legality or enforceability of any Finance Document;

“Maximum Advance Amount” means:

(a)	in respect of Advance A, an amount up to the lesser of (i) $259,000,000 and (ii) 57.5 per cent. of the aggregate Initial Market Value of the Modern Fleet;

(b)	in respect of Advance B, an amount up to the lesser of (i) $201,000,000 and (ii) 57.5 per cent. of the aggregate Initial Market Value of the Remaining Fleet;

“Modern Fleet” means together Ship I, Ship II, Ship III, Ship IV, Ship V, Ship VI, Ship VII, Ship VIII, Ship IX, Ship X and Ship XI;

“Mortgage” means, in relation to each Ship, the first preferred or, as the case may be, priority ship mortgage on that Ship in the Agreed Form and, in the plural, means all of them;

“Mortgaged Ship” means a Ship which is subject to a Mortgage at the relevant time and, in the plural, means all of them;

“Net Interest Expense” means, as at any date of calculation, the aggregate of all interest payable by any member of the Group on any Financial Indebtedness (excluding any amounts owing by one member of the Group to another member of the Group) and any net amounts payable under interest rate hedge agreements for the 12-month period commencing on the date of calculation less any income received from any Liquid Assets as stated in the latest Accounting Information;

“Notifying Lender” has the meaning given in Clause 21.2 or Clause 23.1 as the context requires;

“Original Financial Statements” means the consolidated annual financial statements of the Group for the Financial Year which ended on 31 December 2016;

“Outstanding Bank Debt” means, as of the date of calculation, the aggregate of principal due under all or any loan, credit or similar or other form of facility agreement (including, without limitation, this Agreement), entered into by any member of the Group as stated in the latest Accounting Information;

“Owner” means each of Owner I, Owner II, Owner III, Owner IV, Owner V, Owner VI, Owner VII, Owner VIII, Owner IX, Owner X, Owner XI, Owner XII, Owner XIII, Owner XIV, Owner XV, Owner XVI, Owner XVII, Owner XVIII, Owner XIX, Owner XX, Owner XXI, Owner XXII, Owner XXIII, Owner XXIV, Owner XXV, Owner XXVI, Owner XXVII, Owner XXVIII, Owner XXIX, Owner XXX, Owner XXXI, Owner XXXII, Owner XXXIII, Owner XXXIV, Owner XXXV and, in the plural, means all of them;

“Owner I” means Isiodos Product Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner II” means Titanas Product Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner III” means Aenaos Product Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner IV” means Dias Container Carrier S.A., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner V” means Atrotos Container Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner VI” means Poseidon Container Carrier S.A., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner VII” means Iason Container Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner VIII” means Cronus Container Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner IX” means Hercules Container Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner X” means Anax Container Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XI” means Thiseas Container Carrier S.A., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XII” means Agamemnon Container Carrier Corp., a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XIII” means Polarwind Maritime S.A, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XIV” means Aias Carriers Corporation, a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XV” means Laredo Maritime Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XVI” means Adrian Shipholding Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XVII” means Baymont Enterprises Incorporated, a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XVIII” means Amoureux Carriers Corp, a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XIX” means Splendor Shipholding S.A., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XX” means Lorenzo Shipmanagement Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXI” means Carnation Shipping Company, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XXII” means Archimidis Container Carrier Corp, a corporation incorporated in the Republic of Liberia, whose registered office is at 80 Broad Street, Monrovia, Liberia;

“Owner XXIII” means Canvey Shipmanagement Co, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXIV” means Epicurus Shipping Company, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXV” means Apollonas Shipping Company, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXVI” means Iraklitos Shipping Company, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXVII” means Navarro International S.A., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXVIII” means Tempest Maritime Inc, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XXIX” means Shipping Rider Co., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XXX” means Centurion Navigation Limited, a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XXXI” means Patroklos Marine Corp., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXXII” means Miltiadis M II Carriers Corp., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands and registered as a foreign maritime entity in the Republic of Liberia;

“Owner XXXIII” means Belerion Maritime Co., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XXXIV” means Sorrel Shipmanagement, Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Owner XXXV” means Wind Dancer Shipping, Inc., a corporation incorporated in the Republic of the Marshall Islands, whose registered office is at Trust Company House, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, the Marshall Islands;

“Participating Member State” means any member state of the European Union that has the Euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

“Party” means a party to a Finance Document;

“Payment Currency” has the meaning given in Clause 21.6;

“Permitted Holders” has the meaning given in the Side Letter;

“Permitted Security Interests” means:

(a)	Security Interests created by the Finance Documents;

(b)	until the Drawdown Date, any Existing Security;

(c)	liens for unpaid master’s and crew’s wages in accordance with usual maritime practice;

(d)	liens for salvage;

(e)	liens arising by operation of law for not more than 2 months’ prepaid hire under any charter in relation to a Ship not prohibited by this Agreement;

(f)	liens for master’s disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the trading, chartering, operation, repair or maintenance of a Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the relevant Owner in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to Clause 14.13(d);

(g)	any Security Interest created in favour of a plaintiff or defendant in any proceedings or arbitration as security for costs and expenses while the Borrower is prosecuting or defending such proceedings or arbitration in good faith; and

(h)	Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

“Pertinent Document” means:

(a)	any Finance Document;

(b)	any policy or contract of insurance contemplated by or referred to in Clause 13 or any other provision of this Agreement or another Finance Document;

(c)	any other document contemplated by or referred to in any Finance Document; and

(d)	any document which has been or is at any time sent by or to a Servicing Bank in contemplation of or in connection with any Finance Document or any policy, contract or document falling within paragraphs (b) or (c);

“Pertinent Jurisdiction” in relation to a company, means:

(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company has the centre of its main interests or which the company’s central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)	a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f)	a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company, whether as a main or territorial or ancillary proceedings, or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c);

“Pertinent Matter” means:

(a)	any transaction or matter contemplated by, arising out of, or in connection with a Pertinent Document; or

(b)	any statement relating to a Pertinent Document or to a transaction or matter falling within paragraph (a),

and covers any such transaction, matter or statement, whether entered into, arising or made at any time before the signing of this Agreement or on or at any time after that signing;

“Potential Event of Default” means an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

“Prepayment Date” has the meaning given in Clause 15.2;

“Prepayment Notice” has the meaning given in Clause 8.5(b);

“Quotation Date” means, in relation to any Interest Period (or any other period for which an interest rate is to be determined under any provision of a Finance Document), the day on which quotations would ordinarily be given by leading banks in the Relevant Interbank Market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Interest Period or other period;

“Reference Bank Quotation” means any quotation supplied to the Agent by a Reference Bank.

“Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks:

(a)	if:

(i)	the Reference Bank is a contributor to the Screen Rate; and

(ii)	it consists of a single figure,

as the rate (applied to the relevant Reference Bank and the relevant currency and period) which contributors to the Screen Rate are asked to submit to the relevant administrator; or

(b)	in any other case, as the rate at which the relevant Reference Bank could fund itself in dollars for the relevant period with reference to the unsecured wholesale funding market;

“Reference Banks” means, subject to Clause 26.18, together, the Hamburg branch of HSH Nordbank AG, the head office of any other bank which is a Lender at the relevant time (unless such Lender has advised the Agent in writing that it does not wish to be a Reference Bank) and any other bank acceptable to the Agent (acting on the instructions of the Majority Lenders) and any of their respective successors;

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an affiliate of the investment manager or investment adviser of the first fund;

“Relevant Interbank Market” means the London interbank market;

“Relevant Person” has the meaning given in Clause 19.9;

“Remaining Fleet” means together Ship XII, Ship XIII, Ship XIV, Ship XV, Ship XVI, Ship XVII, Ship XVIII, Ship XIX, Ship XX, Ship XXI, Ship XXII, Ship XXIII, Ship XXIV, Ship XXV, Ship XXVI, Ship XXVII, Ship XXVIII, Ship XXIX, Ship XXX, Ship XXXI, Ship XXXII, Ship XXXIII, Ship XXXIV and Ship XXXV;

“Repayment Date” means a date on which a repayment is required to be made under Clause 8;

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Requisition Compensation” includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”;

“Retention Account” means an account in the name of the Borrower with the Agent in Hamburg designated “Capital Product Partners L.P.—Retention Account” and having account number 1200033410 or any other account (with that or another office of the Agent) which replaces such account and is designated by the Agent as the Retention Account for the purposes of this Agreement;

“Sanctions” means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a)	imposed by law or regulation of Greece, the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America, whether or not the Borrower, any Security Party, any other member of the Group or any affiliate is legally bound to comply with the foregoing; or

(b)	imposed by any law or regulation by which the Borrower, any Security Party or any other member of the Group or any affiliate or any of them is bound (which shall include without limitation, any extra-territorial sanctions imposed by law or regulation of the United States of America) =; or

(c)	otherwise imposed by the respective governmental institutions and agencies of any of the foregoing, including without limitation, the Office of Foreign Assets Control of the US Department of Treasury (“OFAC”), the United States Department of State, and Her Majesty’s Treasury (“HMT”) (together, the “Sanctions Authorities”);

“Sanctions Certificate” means a certificate in the form set out in Schedule 8 or in any other form which the Agent approves or reasonably requires) to be provided at the times and in the manner set out in Clause 11.23;

“Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list issued by OFAC, the “Consolidated List of Financial Sanctions Targets and Investment Ban List” issued by HMT and the consolidated list of persons, groups and entities subject to EU financial sanctions or any similar list issued or maintained or made public by any of the Sanctions Authorities;

“Screen Rate” means the London interbank offered rate administered by the ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for Dollars for the relevant period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower;

“Secured Liabilities” means all liabilities which the Borrower, the Owners, the other Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

“Security Cover Ratio” means, at any relevant time, the aggregate of (i) the aggregate of the Market Value of the Mortgaged Ships but excluding any Mortgaged Ships of an Age equal to or older than 18 years and (ii) the net realisable value of any acceptable additional security provided at that time under Clause 15, at that time, expressed as a percentage of the Loan;

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b)	the rights of a plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar step taken; and

(c)	any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

“Security Party” means each Owner, Capital Ship Management Corp. and any other person (except a Creditor Party, any Approved Manager which is not a member of the Group and any charterer (other than a bareboat or demise charterer)) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the final paragraph of the definition of “Finance Documents” and, in the plural, means all of them;

“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrower, the Security Parties and the other Creditor Parties that:

(a)	all amounts which have become due for payment by the Borrower or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)	neither the Borrower nor any Security Party has any future or contingent liability under Clauses 20, 21 or 22 or any other provision of this Agreement or another Finance Document; and

(d)	the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners, the Security Trustee and the Majority Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

“Security Trustee” means HSH Nordbank AG, acting in such capacity through its office at Gerhart-Hauptmann-Platz 50, D-20095, Hamburg, Germany, or any successor of it appointed under clause 5 of the Agency and Trust Agreement;

“Servicing Bank” means the Agent or the Security Trustee;

“Ship” means each of Ship I, Ship II, Ship III, Ship IV, Ship V, Ship VI, Ship VII, Ship VIII, Ship IX, Ship X, Ship XI, Ship XII, Ship XIII, Ship XIV, Ship XV, Ship XVI, Ship XVII, Ship XVIII, Ship XIX, Ship XX, Ship XXI, Ship XXII, Ship XXIII, Ship XXIV, Ship XXV, Ship XXVI, Ship XXVII, Ship XXVIII, Ship XXIX, Ship XXX, Ship XXXI, Ship XXXII, Ship XXXIII, Ship XXXIV and Ship XXXV and, in the plural, means all of them;

“Ship I” means the vessel registered in the name of Owner I under an Approved Flag with the name “ACTIVE”, further details of which are set out opposite its name in Schedule 2;

“Ship II” means the vessel registered in the name of Owner II under an Approved Flag with the name “AMADEUS”, further details of which are set out opposite its name in Schedule 2

“Ship III” means the vessel registered in the name of Owner III under an Approved Flag with the name “ARISTOTELIS”, further details of which are set out opposite its name in Schedule 2

“Ship IV” means the vessel registered in the name of Owner IV under an Approved Flag with the name “CMA CGM AMAZON”, further details of which are set out opposite its name in Schedule 2;

“Ship V” means the vessel registered in the name of Owner V under an Approved Flag with the name “CMA CGM MAGDALENA”, further details of which are set out opposite its name in Schedule 2;

“Ship VI” means the vessel registered in the name of Owner VI under an Approved Flag with the name “CMA CGM URUGUAY”, further details of which are set out opposite its name in Schedule 2;

“Ship VII” means the vessel registered in the name of Owner VII under an Approved Flag with the name “HYUNDAI PARAMOUNT”, further details of which are set out opposite its name in Schedule 2;

“Ship VIII” means the vessel registered in the name of Owner VIII under an Approved Flag with the name “HYUNDAI PLATINUM”, further details of which are set out opposite its name in Schedule 2;

“Ship IX” means the vessel registered in the name of Owner IX under an Approved Flag with the name “HYUNDAI PREMIUM”, further details of which are set out opposite its name in Schedule 2;

“Ship X” means the vessel registered in the name of Owner X under an Approved Flag with the name “HYUNDAI PRESTIGE”, further details of which are set out opposite its name in Schedule 2;

“Ship XI” means the vessel registered in the name of Owner XI under an Approved Flag with the name “HYUNDAI PRIVILEGE”, further details of which are set out opposite its name in Schedule 2;

“Ship XII” means the vessel registered in the name of Owner XII under an Approved Flag with the name “AGAMEMNON”, further details of which are set out opposite its name in Schedule 2;

“Ship XIII” means the vessel registered in the name of Owner XIII under an Approved Flag with the name “AGISILAOS”, further details of which are set out opposite its name in Schedule 2;

“Ship XIV” means the vessel registered in the name of Owner XIV under an Approved Flag with the name “AIAS”, further details of which are set out opposite its name in Schedule 2

“Ship XV” means the vessel registered in the name of Owner XV under an Approved Flag with the name “AKERAIOS”, further details of which are set out opposite its name in Schedule 2

“Ship XVI” means the vessel registered in the name of Owner XVI under an Approved Flag with the name “ALKIVIADIS”, further details of which are set out opposite its name in Schedule 2

“Ship XVII” means the vessel registered in the name of Owner XVII under an Approved Flag with the name “AMORE MIO II”, further details of which are set out opposite its name in Schedule 2

“Ship XVIII” means the vessel registered in the name of Owner XVIII under an Approved Flag with the name “AMOUREUX”, further details of which are set out opposite its name in Schedule 2

“Ship XIX” means the vessel registered in the name of Owner XIX under an Approved Flag with the name “ANEMOS I”, further details of which are set out opposite its name in Schedule 2

“Ship XX” means the vessel registered in the name of Owner XX under an Approved Flag with the name “APOSTOLOS”, further details of which are set out opposite its name in Schedule 2

“Ship XXI” means the vessel registered in the name of Owner XXI under an Approved Flag with the name “ARIONAS”, further details of which are set out opposite its name in Schedule 2

“Ship XXII” means the vessel registered in the name of Owner XXII under an Approved Flag with the name “ARCHIMIDIS”, further details of which are set out opposite its name in Schedule 2

“Ship XXIII” means the vessel registered in the name of Owner XXIII under an Approved Flag with the name “ASSOS”, further details of which are set out opposite its name in Schedule 2

“Ship XXIV” means the vessel registered in the name of Owner XXIV under an Approved Flag with the name “ATROTOS”, further details of which are set out opposite its name in Schedule 2

“Ship XXV” means the vessel registered in the name of Owner XXV under an Approved Flag with the name “AVAX”, further details of which are set out opposite its name in Schedule 2

“Ship XXVI” means the vessel registered in the name of Owner XXVI under an Approved Flag with the name “AXIOS”, further details of which are set out opposite its name in Schedule 2

“Ship XXVII” means the vessel registered in the name of Owner XXVII under an Approved Flag with the name “AYRTON II”, further details of which are set out opposite its name in Schedule 2

“Ship XXVIII” means the vessel registered in the name of Owner XXVIII under an Approved Flag with the name “AIOLOS” (ex “BRITISH EMISSARY”), further details of which are set out opposite its name in Schedule 2

“Ship XXIX” means the vessel registered in the name of Owner XXIX under an Approved Flag with the name “ATLANTAS II” (ex “BRITISH ENSIGN”), further details of which are set out opposite its name in Schedule 2

“Ship XXX” means the vessel registered in the name of Owner XXX under an Approved Flag with the name “AKTORAS” (ex “BRITISH ENVOY”), further details of which are set out opposite its name in Schedule 2

“Ship XXXI” means the vessel registered in the name of Owner XXXI under an Approved Flag with the name “CAPE AGAMEMNON”, further details of which are set out opposite its name in Schedule 2

“Ship XXXII” means the vessel registered in the name of Owner XXXII under an Approved Flag with the name “MILTIADIS M II”, further details of which are set out opposite its name in Schedule 2

“Ship XXXIII” means the vessel registered in the name of Owner XXXIII under an Approved Flag with the name “SEAWAYS KIMOLOS” (ex “OVERSEAS KIMOLOS”), further details of which are set out opposite its name in Schedule 2

“Ship XXXIV” means the vessel registered in the name of Owner XXXIV under an Approved Flag with the name “ALEXANDROS II” (ex “OVERSEAS SERIFOS”), further details of which are set out opposite its name in Schedule 2

“Ship XXXV” means the vessel registered in the name of Owner XXXV under an Approved Flag with the name “SEAWAYS SIFNOS” (ex “OVERSEAS SIFNOS”), further details of which are set out opposite its name in Schedule 2

“Side Letter” means a letter dated on or about the date of this Agreement specifying the Permitted Holders to be executed by the Agent, the Borrower and the Owners in the Agreed Form;

Subordinated Creditor” means a Security Party, a shareholder of the Borrower or any other person who becomes a Subordinated Creditor in accordance with this Agreement;

“Subordinated Debt Security” means a document creating a Security Interest in relation to any Subordinated Debt in the Agreed Form;

“Subordinated Debt” in relation to a Subordinated Creditor, has the meaning given to it in the Subordination Agreement entered into by that Subordinated Creditor;

“Subordination Agreement” means a subordination agreement entered into or to be entered into by a Subordinated Creditor, the Borrower, a Security Party and the Security Trustee in the Agreed Form;

“Total Assets” means, as at any date of calculation or, as the case may be, for any accounting period, the aggregate value of all assets of the Group on a consolidated basis (including, without limitation, the Ships), as stated in the latest Accounting Information;

“Total Loss” means, in relation to a Ship:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Ship;

(b)	any expropriation, confiscation, requisition or acquisition of that Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority unless it is within 1 months from the date of such occurrence redelivered to the full control of the Owner owning that Ship excluding a requisition for hire for a fixed period not exceeding 90 days without any right to an extension;

(c)	any condemnation of that Ship by any tribunal or by any competent person or any competent person claiming to be a tribunal; and

(d)	any arrest, capture, seizure, confiscation or detention of that Ship (including any hijacking or theft) unless it is within 3 months redelivered to the full control of the Owner owning that Ship;

“Total Loss Date” means, in relation to a Ship:

(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when the Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earlier of:

(i)	30 days after the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Owner owning that Ship with that Ship’s insurers in which the insurers agree to treat the Ship as a total loss; and

(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;

“Transfer Certificate” has the meaning given in Clause 26.2;

“Trust Property” has the meaning given in clause 3.1 of the Agency and Trust Agreement;

“UHRC” means Cuba, Iran, Myanmar (Burma), North Korea, Sudan, Crimea-Sevastopol and/or Syria;

“UHRC Earnings” means, in relation to a Ship, any Earnings attributable to that Ship directly derived from business or transactions in connection with an UHRC;

“Underlying Documents” means each Assignable Charter and, in the singular, means any of them.

“US” means the United States of America;

“US Tax Obligor” means:

(a)	the Borrower, if it is resident for tax purposes in the US; or

(b)	the Borrower or a Security Party if some or all whose payments under the Finance Documents are from sources within the US for US federal income tax purposes; and

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2	Construction of certain terms

In this Agreement:

“acting in concert” means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Borrower or any Owner by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower or that Owner;

“administration notice” means a notice appointing an administrator, a notice of intended appointment and any other notice which is required by law (generally or in the case concerned) to be filed with the court or given to a person prior to, or in connection with, the appointment of an administrator;

“affiliate” means, in relation to any person, a subsidiary of that person or a holding company of that person or any other subsidiary of that holding company;

“approved” means, for the purposes of Clause 13, approved in writing by the Agent at its discretion;

“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“company” includes any partnership, joint venture and unincorporated association;

“control” means the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i)	cast, or control the casting of, more than 50 per cent. of the maximum number of votes that might be cast at a general meeting of the Borrower or any Owner; or

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of the Borrower or any Owner; or

(iii)	give directions with respect to the operating and financial policies of the Borrower or any Owner with which the directors or other equivalent officers of the Borrower or any Owner is obliged to comply;

(ii)	approve a merger or consolidation of the Borrower and/or any Owner and/or the sale or other dispositions of any Owner or any of them; and/or

(iii)	approve a complete liquidation or dissolution of the Borrower or any Owner;

“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“document” includes a deed; also a letter or fax;

“excess risks” means, in relation to a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which hat Ship is assessed for the purpose of such claims;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

“gross negligence” means a form of negligence which is distinct from ordinary negligence, in which the due diligence and care which are generally to be exercised have been disregarded to a particularly high degree, in which the plainest deliberations have not been made and that which should be most obvious to everybody has not been followed;

“law” includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Clause 1.3;

“obligatory insurances” means, in relation to a Ship, all insurances effected, or which the Owner owning that Ship is obliged to effect, under Clause 13 or any other provision of this Agreement or another Finance Document;

“parent company” has the meaning given in Clause 1.4;

“person” includes any individual, any partnership, any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association which is a member of the International Group of protection and indemnity (or, if the International Group ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance), including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 1 of the Institute Time Clauses (Hulls) (1/10/82) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

“regulation” includes any regulation, rule, official directive, request or guideline (either having the force of law or compliance with which is reasonable in the ordinary course of business of the party concerned) of any governmental, intergovernmental or supranational body, agency (monetary or otherwise), department, central bank, regulatory, self-regulatory or other authority or organisation;

“subsidiary” has the meaning given in Clause 1.4;

“successor” includes any person who is entitled (by assignment, novation, merger or otherwise) to any person’s rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

“tax” includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and

“war risks” includes the risk of mines and all risks excluded by clause 29 of the International Hull Clauses (1/11/02 or 1/11/03), clause 24 of the Institute Time Clauses (Hulls)(1/11/95) or clause 23 of the Institute Time Clauses (Hulls) (1/10/83).

1.3	Meaning of “month”

A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)	on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)	on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day, and “month” and “monthly” shall be construed accordingly.

1.4	Meaning of “subsidiary”

A company (S) is a subsidiary of another company (P) if:

(a)	a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b)	P has direct or (other than for the purposes of the definition of “Group”) indirect control over a majority of the voting rights attaching to the issued shares of S; or

(c)	P has the direct or (other than for the purposes of the definition of “Group”) indirect power to appoint or remove a majority of the directors of S; or

(d)	P otherwise has the direct or (other than for the purposes of the definition of “Group”) indirect power to ensure that the affairs of S are conducted in accordance with the wishes of P,

and any company of which S is a subsidiary is a parent company of S.

1.5	General Interpretation

In this Agreement:

(a)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(b)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise;

(c)	words denoting the singular number shall include the plural and vice versa;

(d)	in relation to each Creditor Party that is incorporated in Germany or otherwise notifies the Agent that it has become subject to the regulations below (each a “Restricted Lender”), each Clause referring to Sanctions and/or a Designated Person shall only apply for the benefit of that Restricted Lender to the extent that the relevant sanctions provisions would not result in (i) any violation of, conflict with or liability under EU Regulation (EC) 2271/96 or (ii) a violation or conflict with section 7 foreign trade rules (AWV) (Außenwirtschaftsverordnung) (in connection with section 2 paragraph 15 foreign trade law (AWG) (Außenwirtschaftsgesetz)) or a similar anti-boycott statute (the “Mandatory Restrictions”). In connection with any determination or direction relating to any part of a Clause of which a Restricted Lender does not have the benefit due to a Mandatory Restriction, and any consequential determinations to be made or actions to be taken as a result of the initial determination or action relating to any part of that Clause, for so long as they remain subject to a Mandatory Restriction, the commitments of that Restricted Lender will be excluded for the purpose of determining whether the consent of the Lenders has been obtained or whether the determination or direction by the Lenders has been made; and

(e)	Clauses 1.1 to 1.5 apply unless the contrary intention appears.

1.6	Headings

In interpreting a Finance Document or any provision of a Finance Document, all clause, sub-clause and other headings in that and any other Finance Document shall be entirely disregarded.

2	FACILITY

2.1	Amount of facility

Subject to the other provisions of this Agreement, the Lenders shall make available to the Borrower a senior secured post-delivery term loan facility of up to $460,000,000, in two Advances, for the purpose stated in the preamble to this Agreement.

2.2	Lenders’ participations in Advances

Subject to the other provisions of this Agreement, each Lender shall participate in each Advance in the proportion which, as at the Drawdown Date, its Commitment bears to the Total Commitments.

2.3	Purpose of Advances

The Borrower undertakes with each Creditor Party to use each Advance only for the purpose stated in the preamble to this Agreement.

3	POSITION OF THE LENDERS AND THE REFERENCE BANKS

3.1	Interests several

The rights of the Lenders under this Agreement are several.

3.2	Individual right of action

Each Lender shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement without joining the Agent, the Security Trustee or any other Lender as additional parties in the proceedings.

3.3	Proceedings requiring Majority Lender consent

Except as provided in Clause 3.2, no Lender may commence proceedings against the Borrower or any Security Party in connection with a Finance Document without the prior consent of the Majority Lenders.

3.4	Obligations several

The obligations of the Lenders under this Agreement are several; and a failure of a Lender to perform its obligations under this Agreement shall not result in:

(a)	the obligations of the other Lenders being increased; nor

(b)	the Borrower, any Security Party or any other Lender being discharged (in whole or in part) from its obligations under any Finance Document;

and in no circumstances shall a Lender have any responsibility for a failure of another Lender to perform its obligations under this Agreement.

3.5	Role of Reference Banks

(a)	No Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)	No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)	No party to this Agreement (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank may rely on this Clause 3.5 subject to Clause 32.4 and the provisions of the Third Parties Act.

3.6	Third Party Reference Banks

A Reference Bank which is not a party to this Agreement may rely on Clause 3.5, Clause 27.2(b) and Clause 31 subject to Clause 32.4 and the provisions of the Third Parties Act.

4	DRAWDOWN

4.1	Request for an Advance

Subject to the following conditions, the Borrower may request each Advance to be borrowed by ensuring that the Agent receives the completed Drawdown Notice not later than 11.00 a.m. (Hamburg time) 3 Business Days prior to the Drawdown Date.

4.2	Availability

The conditions referred to in Clause 4.1 are that:

(a)	the Drawdown Date has to be a Business Day during the relevant Availability Period;

(b)	each Advance shall not exceed the relevant Maximum Advance Amount;

(c)	both Advances shall be borrowed simultaneously;

(d)	any undrawn portion of the Total Commitments in respect of the borrowing of an Advance, upon the determination of the Initial Market Value of the Ship to which that Advance relates, shall be automatically cancelled as at the Drawdown Date; and

(e)	the aggregate amount of the Advances shall not exceed the Total Commitments.

4.3	Notification to Lenders of receipt of the Drawdown Notice

The Agent shall promptly notify the Lenders that it has received the Drawdown Notice and shall inform each Lender of:

(a)	the amount of each Advance and the Drawdown Date;

(b)	the amount of that Lender’s participation in each Advance; and

(c)	the duration of the first Interest Period.

4.4	Drawdown Notice irrevocable

The Drawdown Notice must be signed by a duly authorised signatory of the Borrower; and once served, the Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authority of the Majority Lenders.

4.5	Lenders to make available Contributions

Subject to the provisions of this Agreement, each Lender shall, on and with value on the Drawdown Date, make available to the Agent for the account of the Borrower the amount due from that Lender on the Drawdown Date under Clause 2.2.

4.6	Disbursement of Loan

Subject to the provisions of this Agreement, the Agent shall on the Drawdown Date pay to the Borrower the amounts which the Agent receives from the Lenders under Clause 4.5 and that payment to the Borrower shall be made:

(a)	to the account which the Borrower specifies in the Drawdown Notice; and

(b)	in like funds as the Agent received the payments from the Lenders.

The payment by the Agent under this Clause 4.6 shall constitute the making of the Loan and the Borrower shall at that time become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender’s participation in the Loan.

5	INTEREST

5.1	Payment of normal interest

Subject to the provisions of this Agreement, interest on the Loan in respect of each Interest Period shall be paid by the Borrower on the last day of that Interest Period.

5.2	Normal rate of interest

Subject to the provisions of this Agreement, the rate of interest on the Loan in respect of an Interest Period shall be the aggregate of (i) the Margin and (ii) LIBOR for that Interest Period.

5.3	Payment of accrued interest

In the case of an Interest Period of longer than three months, accrued interest shall be paid every three months during that Interest Period and on the last day of that Interest Period.

5.4	Notification of Interest Periods and rates of normal interest

The Agent shall notify the Borrower and each Lender of:

(a)	each rate of interest; and

(b)	the duration of each Interest Period,

as soon as reasonably practicable after each is determined.

5.5	Unavailability of Screen Rate

(a)	Interpolated Screen Rate: If no Screen Rate is available for LIBOR for the Interest Period of the Loan or any part of the Loan, the applicable LIBOR shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(b)	Reference Bank Rate: If no Screen Rate is available for:

(i)	Dollars; or

(ii)	the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable LIBOR shall be the Reference Bank Rate as of on or about noon on the Quotation Date and for a period equal in length to the Interest Period of the Loan or that part of the Loan.

(c)	Cost of funds: If paragraph (b) above applies but no Reference Bank Rate is available for Dollars or the relevant Interest Period, there shall be no LIBOR for the Loan or that part thereof and Clause 5.8 shall apply to the Loan or that part thereof for that Interest Period.

5.6	Calculation of Reference Bank Rate

(a)	Subject to paragraph (b) below, if LIBOR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by 1.00 p.m. London time on the Quotation Date, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Bank(s).

(b)	If at or about noon on the Quotation Date none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for the relevant Interest Period.

5.7	Market disruption

If before close of business in London on the Quotation Date for the relevant Interest Period the Agent receives notification from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan are equal to or exceed 50 per cent. of the Loan or the relevant part of the Loan as appropriate) (the “Relevant Lender”) that the cost to it of funding its participation in the Loan or that part of the Loan from the wholesale market for dollars would be in excess of LIBOR then Clause 5.8 shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

5.8	Cost of funds

(a)	If this Clause 5.8 applies, the rate of interest on the Loan or the relevant part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum the cost to the relevant Lender of funding its Contribution from whatever source it may reasonably select.

(b)	If this Clause 5.8 applies and the Agent or the Borrower so requires, the Agent and the Borrower shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c)	Subject to Clause 27.4, any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrower, be binding on all Parties.

(d)	If this Clause 5.8 applies but any Lender does not supply a quotation by the time specified in sub-paragraph (ii) of paragraph (a) above the rate of interest shall be calculated on the basis of the quotations of the remaining Lenders.

5.9	Suspension of drawdown

If Clauses 5.5 or 5.7 apply before the Loan is made the Lenders’ obligations to make the Loan shall be suspended while the circumstances referred to in the Agent’s notice continue.

6	INTEREST PERIODS

6.1	Commencement of Interest Periods

The first Interest Period applicable to the Loan shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

6.2	Duration of normal Interest Periods

Subject to Clauses 6.3, and 6.4, each Interest Period shall be:

(a)	3, 6 or 12 months as notified by the Borrower to the Agent not later than 11.00 a.m. (Hamburg time) 3 Business Days before the commencement of the Interest Period; or

(b)	such other period (as proposed by the Borrower to the Agent not later than 11:00 a.m. (Hamburg time) 5 Business Days before the commencement of the Interest Period in respect of the Loan) as the Agent may, with the authorisation of the Majority Lenders, agree with the Borrower; or

(c)	3 months, if the Borrower fails to notify the Agent by the time specified in paragraph (a) or if no such other period is agreed with the Borrower and the Agent in accordance with paragraph (b).

6.3	Duration of Interest Periods for Instalments

In respect of an amount due to be repaid under Clause 8 on a particular Repayment Date, an Interest Period in respect of the Loan to which that Repayment Date relates shall end on that Repayment Date.

6.4	Non-availability of matching deposits for Interest Period selected

If, after the Borrower has selected, or proposed and the Lenders have agreed, an Interest Period longer than three months, any Lender notifies the Agent by 1.00 p.m. (Hamburg time) on the second Business Day before the commencement of the Interest Period that it is not satisfied that deposits in Dollars for a period equal to the Interest Period will be available to it in the Relevant Interbank Market when the Interest Period commences, the Interest Period shall be three months.

7	DEFAULT INTEREST

7.1	Payment of default interest on overdue amounts

The Borrower shall pay interest in accordance with the following provisions of this Clause 7 on any amount payable by the Borrower under any Finance Document which the Agent, the Security Trustee or the other designated payee does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4, the date on which it became immediately due and payable.

7.2	Default rate of interest

Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Agent to be 2.50 per cent. above:

(a)	in the case of an overdue amount of principal, the higher of the rates set out at Clauses 7.3(a) and 7.3(b); or

(b)	in the case of any other overdue amount, the rate set out at Clause 7.3(b).

7.3	Calculation of default rate of interest

The rates referred to in Clause 7.2 are:

(a)	the rate of interest applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period applicable to it);

(b)	the Margin plus, in respect of successive periods of any duration (including at call) up to three months which the Agent may select from time to time:

(i)	LIBOR; or

(ii)	if the Agent determines (after consultation with the Reference Banks) that Dollar deposits for any such period are not being made available to any Reference Bank by leading banks in the Relevant Interbank Market in the ordinary course of business, a rate from time to time determined by the Agent by reference to the cost of funds to the Reference Banks from such other sources as the Agent (after consultation with the Reference Banks) may from time to time determine.

7.4	Notification of interest periods and default rates

The Agent shall promptly notify the Lenders and the Borrower of each interest rate determined by the Agent under Clause 7.3 and of each period selected by the Agent for the purposes of paragraph 7.3(b) of that Clause; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Agent’s notification.

7.5	Payment of accrued default interest

Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the period by reference to which it was determined; and the payment shall be made to the Agent for the account of the Creditor Party to which the overdue amount is due.

7.6	Compounding of default interest

Any such interest which is not paid at the end of the period by reference to which it was determined shall thereupon be compounded.

8	REPAYMENT AND PREPAYMENT

8.1	Amount of Instalments

The Borrower shall repay:

(a)	Advance A, by:

(i)	24 equal consecutive quarterly instalments, each in the amount of $4,833,000 (each an “Instalment A” and, together, the “Instalments A”); and

(ii)	a balloon instalment in the amount of $143,008,000 (the “Balloon Instalment”); and

(b)	Advance B, by 24 equal consecutive quarterly instalments (each an “Instalment B” and, together, the “Instalments B” and, together with the Instalments A, the “Instalments” and each an “Instalment”), each in the amount of $8,375,000,

Provided that, (a) in respect of Advance A, if the amount advanced is less than $259,000,000 or (b) in respect of Advance B, if the amount advanced is less than $201,000,000, the aggregate amount of the Instalments and, in the case of Advance A, the Balloon Instalment in respect of that Advance shall be reduced by an amount equal to the undrawn amount on a pro rata basis.

8.2	Repayment Dates

The first Instalment in respect of each Advance shall be repaid on the date falling three months after the Drawdown Date, each subsequent Instalment shall be repaid at three-monthly intervals thereafter and the last Instalment in respect of that Advance, shall be repaid, in the case of Advance A, together with the Balloon Instalment, on the Final Repayment Date.

8.3	Final Repayment Date

On the Final Repayment Date to occur the Borrower shall additionally pay to the Agent for the account of the Creditor Parties all other sums then accrued or owing under any Finance Document.

8.4	Voluntary prepayment

Subject to the following conditions, the Borrower may prepay the whole or any part of the Loan on the last day of an Interest Period.

8.5	Conditions for voluntary prepayment

The conditions referred to in Clause 8.4 are that:

(a)	a partial prepayment shall be in an amount equal to $5,000,000 or a higher integral multiple thereof (or such other amount acceptable to the Agent in its discretion);

(b)	the Agent has received from the Borrower at least 5 Business Days’ prior irrevocable written notice (in each case, a “Prepayment Notice”) specifying the amount to be prepaid and the date on which the prepayment is to be made;

(c)	the Borrower has provided evidence satisfactory to the Agent that any consent required by the Borrower or any Security Party in connection with the prepayment has been obtained and remains in force, and that any regulation relevant to this Agreement which affects the Borrower or any Security Party has been complied with; and

(d)	the Borrower has complied with Clause 8.12, on or prior to the date of prepayment.

8.6	Optional facility cancellation

The Borrower shall be entitled, upon giving to the Agent not less than 5 Business Days’ prior written notice, to cancel, in whole or in part, and, if in part, by an aggregate amount not less than an amount equal to $5,000,000 or a higher integral multiple thereof (or such other amount acceptable to the Agent in its sole discretion), the undrawn balance of the Total Commitments (the “Cancellation Notice”) which notice shall be irrevocable and shall, at the option of the Borrower, specify whether such cancellation will be applied against a specific Advance, in which case the Borrower will specify the Advance against which that cancellation should be applied. A failure by the Borrower to make such a designation, in circumstances where no Advance has been made, shall result in the cancellation being applied against all Advances proportionately. Upon such cancellation taking effect on expiry of a Cancellation Notice the several obligations of the Lenders to make their respective Commitments available in relation to the portion of the Total Commitments to which such Cancellation Notice relates shall terminate.

8.7	Cancellation Notice or Prepayment Notice

The Agent shall notify the Lenders promptly upon receiving a Cancellation Notice or Prepayment Notice, and shall provide, in the case of a Prepayment Notice, any Lender which so requests with a copy of any document delivered by the Borrower under Clause 8.5(c).

8.8	Mandatory prepayment on sale or Total Loss

The Borrower shall be obliged to prepay the Relevant Amount if a Ship:

(a)	is sold, on or before the date on which the sale is completed by delivery of that Ship to the buyer; or

(b)	becomes a Total Loss, on the earlier of the date falling 150 days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss.

In this Clause 8.8 “Relevant Amount” means an amount equal to the greater of:

(i)	an amount equal to the Applicable Advance in relation to the Ship being sold or which has become a Total Loss multiplied by a fraction whose:

(A)	numerator is the Market Value of the Ship being sold or which has become a Total Loss determined on the date on which such sale is completed or, as the case may be, the date on which the Total Loss occurred; and

(B)	denominator is the aggregate Market Value of the Applicable Mortgaged Ships on the date on which that Ship is sold or becomes a Total Loss; and

(ii)	an amount (if any) which after the application of the prepayment to be made pursuant to Clause 8.13(b) results in the Security Cover Ratio being the greater of (A) 125 per cent. and (B) the percentage which applied immediately prior to the applicable event described in paragraph (a) or (b) of this Clause 8.8.

8.9	Mandatory Prepayment on UHRC Prepayment Event

If a UHRC Prepayment Event occurs:

(a)	upon the Agent (acting on the instructions of the Majority Lenders) notifying the Borrower, the Loan will be immediately cancelled; and

(b)	the Borrower shall prepay the Loan on the last day of the Interest Period occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Agent (being no earlier than the last day of any applicable grace period permitted by law).

In this Clause 8.9 “UHRC Prepayment Event” means:

(i)	as shown in the Sanctions Certificate delivered to the Agent pursuant to Clause 11.23 together with the audited annual financial statements of the Group for each Financial Year, the aggregate revenues of the Group directly or indirectly derived from business or transactions in connection with UHRCs being, in that Financial Year, equal to or greater than 20 per cent. of all the aggregate revenues of the Group unless the Borrower can demonstrate, within 15 Business Days from but excluding the date on which the Sanctions Certificate is delivered, to the satisfaction of the Lenders in their sole discretion that:

(A)	the aggregate revenues of the Group directly or indirectly derived from business or transactions in connection with UHRCs are less than 25 per cent. of all the aggregate revenues of the Ships, as shown in the Sanctions Certificate delivered to the Lender pursuant to Clause 11.23 for that Financial Year; and

(B)	such business or transactions in connection with UHRCs, is forecasted that it will be for the following Financial Year less than 20 per cent. of the aggregate revenues of the Group; and/or

(ii)	as shown in the Sanctions Certificate delivered to the Lenders pursuant to Clause 11.23 together with the audited annual financial statements of the Group for each Financial Year, the aggregate number of port calls to a UHRC by the Ships, in any that Financial Year, being greater than 5 per cent. of the total port calls of the Ships.

8.10	Effect of Prepayment Notice and Cancellation Notice

Neither a Prepayment Notice nor a Cancellation Notice may be withdrawn or amended without the consent of the Agent, given with the authorisation of the Majority Lenders, and:

(a)	in the case of a Prepayment Notice, the amount specified in that Prepayment Notice shall become due and payable by the Borrower on the date for prepayment specified in that Prepayment Notice; and

(b)	in the case of a Cancellation Notice, the amount cancelled shall be permanently cancelled and may not be borrowed.

8.11	Right of repayment and cancellation in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by the Borrower or a Security Party is required to be increased under paragraph (b) of Clause 22.2 or under that clause as incorporated by reference or in full in any other Finance Document; or

(ii)	any Lender claims indemnification from the Borrower under Clause 24.1; or

(iii)	the Agent receives notification from a Relevant Lender under Clause 5.7,

the Borrower may:

(A)	whilst in the case of sub-paragraphs (i) and (ii) above the circumstance giving rise to the requirement for that increase or indemnification continues; or

(B)	whilst in the case of sub-paragraph (iii) above the situation in relation to the Relevant Lender continues,

give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Loan.

(b)	On receipt of a notice of cancellation referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Borrower have given notice of cancellation under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender’s participation in the Loan.

8.12	Amounts payable on prepayment

A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period together with any sums payable under Clause 21.2 but without premium or penalty.

8.13	Application of partial prepayment

Each partial prepayment shall be applied:

(a)	if made pursuant to Clauses 8.4, 8.11, 15.2, 19.2 or 23.3, first proportionately between each Advance and thereafter proportionately between the Instalments under that Advance and, in the case of Advance A, the Balloon Instalment pro rata; and

(b)	if made pursuant to Clause 8.8, first towards full repayment of the Advance related to the Ship being sold or which has become a Total Loss (and as against the Instalments under that Advance and, in the case of Advance A, the Balloon Instalment pro rata), and thereafter first towards reduction of the other Advance (and as against the Instalments under that Advance and, in the case the other Advance is Advance A, the Balloon Instalment pro rata).

8.14	No reborrowing

No amount prepaid or cancelled may be (re)borrowed.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default

Each Lender’s obligation to contribute to an Advance is subject to the following conditions precedent:

(a)	that, on or before the service of the Drawdown Notice, the Agent receives:

(i)	the documents described in Part A of Schedule 4 in form and substance satisfactory to the Agent and its lawyers; and

(ii)	payment in full of any fees payable by the Borrower pursuant to Clause 20.1 which are due and payable on or before the Drawdown Date;

(b)	that, on the Drawdown Date but prior to the making of the Loan, the Agent receives:

(i)	the documents described in Part B of Schedule 4 in form and substance satisfactory to the Agent and its lawyers save for any documents that the Agent agrees at the Borrower’s request to receive after any prepositioning of funds but before the disbursement of the Loan;

(ii)	payment in full of any fees payable by the Borrower pursuant to Clause 20.1 which are due and payable on or before the Drawdown Date; and

(iii)	payment of any expenses payable pursuant to Clause 20.2 which are due and payable on the Drawdown Date;

(c)	that both at the date of the Drawdown Notice and at the Drawdown Date and, if applicable, the date on which the Loan is disbursed:

(i)	no Event of Default or Potential Event of Default has occurred or would result from the borrowing of the Loan;

(ii)	the representations and warranties in Clause 10 and those of the Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii)	none of the circumstances contemplated by Clause 5.7 has occurred and is continuing; and

(iv)	there has been no Material Adverse Change; and

(d)	that, if the Security Cover Ratio were applied immediately following the making of the Loan, the Borrower would not be obliged to provide additional security or prepay part of the Loan under that Clause; and

(e)	that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Majority Lenders, request by notice to the Borrower prior to the Drawdown Date.

9.2	Conditions subsequent

The Borrower undertakes to deliver or cause to be delivered to the Agent within 10 Business Days after the Drawdown Date, the additional documents and other evidence listed in Part C of Schedule 4 in form and substance satisfactory to the Agent.

9.3	Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit the Loan to be borrowed before certain of the conditions referred to in Clause 9.1 are satisfied, the Borrower shall ensure that those conditions are satisfied within 5 Business Days after the Drawdown Date (or such longer period as the Agent may, with the authorisation of the Majority Lenders, specify).

10	REPRESENTATIONS AND WARRANTIES

10.1	General

The Borrower represents and warrants to each Creditor Party as follows.

10.2	Status

The Borrower is a limited partnership (comprised of a single general partner and multiple limited partners) formed and validly existing and in good standing under the laws of the Republic of Marshall Islands.

10.3	Share capital and ownership

The Borrower’s capital consists of 107,617,768 common units held by third-party unitholders, 17,291,768 common units held by Capital Maritime & Trading Corp., 2,439,989 general partner units and 12,983,333 class B preferred units held by third-party unitholders.

10.4	Corporate power

The Borrower or, as the case may be, each Owner has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	In the case of an Owner, to execute the Underlying Documents to which it is a party and to register the Ship owned or to be owned by it in its ownership under the applicable Approved Flag;

(b)	to execute each Finance Document to which each is a party; and

(c)	in the case of the Borrower, to borrow under this Agreement and, in the case of the Borrower and/or each Owner, to make all the payments contemplated by, and to comply with, those Finance Documents to which it is a party.

10.5	Consents in force

All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6	Legal validity; effective Security Interests

The Finance Documents to which the Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute the Borrower’s legal, valid and binding obligations enforceable against the Borrower in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests (having the priority specified in the relevant Finance Document) enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate, subject to any relevant insolvency laws affecting creditors’ rights generally.

10.7	No third party Security Interests

Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document to which the Borrower is a party:

(a)	the Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)	no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8	No conflicts

The execution by the Borrower and each Security Party of each Finance Document and each Underlying Document to which it is a party, and the borrowing by the Borrower of the Loan (or any part thereof), and its compliance with each Finance Document and each Underlying Document to which it is a party:

(a)	will not involve or lead to a contravention of:

(i)	any law or regulation; or

(ii)	the constitutional documents of the Borrower or any Security Party; or

(iii)	any contractual or other obligation or restriction which is binding on the Borrower or any Security Party or any of its assets, and

(b)	will not have a Material Adverse Effect; and

(c)	is for the corporate benefit of the Borrower or the relevant Security Party.

10.9	No withholding taxes

All payments which the Borrower is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default

No Event of Default or Potential Event of Default has occurred.

10.11	Information

All information which has been provided in writing by or on behalf of the Borrower or any Security Party to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5; all audited and unaudited accounts and financial statements which have been so provided satisfied the requirements of Clause 11.7 and are true, correct and not misleading and present fairly and accurately the financial position of the Borrower each Owner or the Group (as the case may be); and there has been no change in the financial position or state of affairs of the Borrower, any Owner or the Group (or any member thereof) from that disclosed in the latest of those accounts which is likely to have a Material Adverse Effect.

10.12	No litigation

No legal or administrative action involving the Borrower or any Security Party (including action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or, to the Borrower’s knowledge, is likely to be commenced or taken which would, in either case, be likely to have a Material Adverse Effect.

10.13	Validity and completeness of Underlying Documents

Each Underlying Document constitutes valid, binding and enforceable obligations of the parties thereto in accordance with its terms and:

(a)	each of the copies of that Underlying Document delivered to the Agent before the date of this Agreement is a true and complete copy; and

(b)	no amendments or additions to that Underlying Document have been agreed nor has any party which is a party to that Underlying Document, waived any of their respective rights thereunder.

10.14	Compliance with certain undertakings

At the date of this Agreement, the Borrower is in compliance with Clauses 11.2, 11.4, 11.9, 11.13, 13, 14.3 and 14.10.

10.15	Taxes paid

The Borrower has paid all taxes applicable to, or imposed on or in relation to the Borrower and its business.

10.16	ISM Code and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to the Borrower, each Owner, each Approved Manager and each Ship have been complied with.

10.17	No Money laundering

The Borrower:

(a)	will not, and will procure that no Security Party, to the extent applicable, will, in connection with this Agreement or any of the other Finance Documents, contravene or permit any subsidiary to contravene, any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive 2005/60/EC of the European Parliament and of the Council of the European Union of 26 October 2005) and comparable United States Federal and state laws. The Borrower shall further submit any documents and declarations on request, if such documents or declarations are required by any Creditor Party to comply with its domestic money laundering and/or legal identification requirements; and

(b)	confirms that it is the beneficiary within the meaning of the German Anti Money Laundering Act (Gesetz über das Aufspüren von Gewinnen aus schweren Straftaten (Geldwäschegesetz)), acting for its own account and not for or on behalf of any other person for each part of the Loan made or to be made available to it under this Agreement. That is to say, it acts for its own account and not for or on behalf of anyone else.

The Borrower will promptly inform the Agent by written notice, if it is not or ceases to be the beneficiary and will provide in writing the name and address of the beneficiary.

The Agent shall promptly notify the Lenders of any written notice it receives under this Clause 10.17.

10.18	No immunity

The Borrower is not nor any of its assets is entitled to immunity on grounds of sovereignty or otherwise from any legal action or proceeding (including, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.19	Sanctions

Neither the Borrower nor any Security Party or any of their affiliates and no member of the Group nor any of their joint ventures nor any of their respective directors, officers, employees or agent or representatives or any other persons acting on any of their behalf:

(a)	has violated or is violating any applicable Sanctions;

(b)	is a Designated Person;

(c)	is using or will use, directly or indirectly, the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any person:

(i)	to fund any activities or business of or with any person that, at the time of such funding is the subject of Sanctions, or any other manner that would result in a violation of Sanctions by any person (including any person participating in the Loan, whether as underwriter, advisor, investor, or otherwise); or

(ii)	to fund any activities or business in any country or territory that, at the time of such funding, is, or whose government is, the subject of Sanctions or is an UHRC, other than in relation to charters of the Ships to the extent it is in compliance with Sanctions and the terms of this Agreement.

10.20	Corrupt Practices

It has observed and, to the best of its knowledge and belief, parties acting on its behalf have observed in the course of acting for it, all applicable laws and regulations relating to bribery and corrupt practices.

10.21	Choice of law

The choice of the laws of England to govern this Agreement and those other Finance Documents which are expressed to be governed by the laws of England, the laws of Germany to govern the Account Pledges and the laws of the applicable Approved Flag State to govern the Mortgages, constitutes a valid choice of law and the submission by the Borrower or, as the case may be, the relevant Security Parties thereunder to the non-exclusive jurisdiction of the Courts of England and, in the case of the Account Pledges, Germany or, in the case of the Mortgages, the applicable Approved Flag State is a valid submission and does not contravene the laws of England or, in the case of the Account Pledges, Germany or, in the case of the Mortgages, the applicable Approved Flag State or the laws of any other Pertinent Jurisdiction, will be applied by the courts of any Pertinent Jurisdiction if this Agreement or those other Finance Documents or any claim thereunder comes under their jurisdiction upon proof of the relevant provisions of the laws of England or, in the case of the Account Pledges, Germany or, in the case of the Mortgages, the applicable Approved Flag State.

10.22	Pari passu ranking

The obligations of the Borrower and each Security Party under the Finance Documents to which it is a party are direct, general and unconditional obligations and rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except for obligations mandatorily preferred by law applying to companies generally.

10.23	Repetition

The representations and warranties in this Clause 10 shall be deemed to be repeated by the Borrower:

(a)	on the date of service of the Drawdown Notice;

(b)	on the Drawdown Date; and

(c)	with the exception of Clauses 10.9, 10.10, 10.11, 10.12 and 10.14 on the first day of each Interest Period and on the date of any Compliance Certificate issued pursuant to Clause 11.22,

as if made with reference to the facts and circumstances existing on each such day.

11	GENERAL UNDERTAKINGS

11.1	General

The Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 at all times during the Security Period except as the Agent, acting with the authorisation of the Majority Lenders, may otherwise permit in writing.

11.2	Title; negative pledge

The Borrower will:

(a)	hold (directly or indirectly) the legal title to, and own the entire beneficial interest in each Owner, free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and the effect of assignments contained in the Finance Documents and except for Permitted Security Interests; and

(b)	not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future, other than Security Interests arising in the normal course of the Borrower’s business of acquiring, operating and (re)financing vessels.

11.3	No disposal of assets

The Borrower will not, and shall procure that no Owner will, transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not;

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation,

but paragraph (a) does not apply to:

(i)	any charter of a Ship;

(ii)	any sale of a Ship, subject to (A) the net sale proceeds of such sale being in an amount sufficient to make the mandatory prepayment of the Loan pursuant to Clause 8.8 and (B) no Event of Default has occurred, which is continuing at the relevant time;

(iii)	in the case of the Borrower, if such transfer, lease or disposal results in (A) the Borrower being in breach of any of its obligations under Clause 12.5 (B) the occurrence of an Event of Default.

11.4	No other liabilities or obligations to be incurred

The Borrower will not, and shall procure that no Owner will, incur any liability or obligation (including, without limitation, any Financial Indebtedness or any obligations under a guarantee) except:

(a)	liabilities and obligations under the Finance Documents and the Underlying Documents to which it is or, as the case may be, will be a party;

(b)	in the case of each Owner, liabilities or obligations reasonably incurred in the normal course of its business of trading, operating and chartering, maintaining and repairing the Ship owned by it (including, without limitation, any Financial Indebtedness owing to the Borrower); and

(c)	in the case of the Borrower, liabilities or obligations reasonably incurred in the normal course of its business of acquiring, operating and financing or refinancing vessels (and issuing relevant guarantees), acquiring shares in vessel owning companies (or their holding companies) and financing from any type of lender of such acquisitions and all other matters incidental thereto (including, without limitation, any Financial Indebtedness owing to the shareholders of the Borrower, subject to the Borrower ensuring on or prior to the Drawdown Date, that the rights of each creditor thereunder are fully subordinated in writing pursuant to a Subordination Agreement).

11.5	Information provided to be accurate

All financial and other information, including but not limited to factual information, exhibits and reports, which is provided in writing by or on behalf of the Borrower under or in connection with any Finance Document will be true, correct and not misleading and will not omit any material fact or consideration.

11.6	Provision of financial statements

The Borrower will send or procure that there are sent to the Agent or, in relation to the consolidated audited annual financial statements of the Group referred to in paragraph (a) of this Clause 11.6, notify the Agent that they have been made available to the public and promptly after each request of the Agent send:

(a)	as soon as possible, but in no event later than 120 days after the end of each Financial Year of the Borrower the consolidated audited annual financial statements of the Group for that Financial Year (commencing with the financial statements for the Financial Year which ended on 31 December 2016);

(b)	as soon as possible, but in no event later than 60 days after the end of each 3-month period ending on 31 March, 30 June, 30 September, 31 December in each Financial Year of the Borrower the quarterly consolidated unaudited financial statements of the Group, in each case, for that 3-month period (commencing with the financial statements for the 3-month period, ending on 31 March 2017), duly certified as to their correctness by the chief financial officer of the Borrower; and

(c)	promptly after each request by the Agent, such further financial or other information in respect of the Borrower, each Ship, each Owner, the other Security Parties and the Group (including, without limitation any sale and purchase agreements, investment brochure(s), shipbuilding contracts and charter agreements) as may be requested by the Agent.

11.7	Form of financial statements

All financial statements delivered under Clause 11.6 will:

(a)	be prepared in accordance with all applicable laws and GAAP and, in the case of any audited financial statements, be certified by an independent and reputable auditor having requisite experience selected and appointed by the Borrower, Provided however that following a request by the Agent setting out the reasons for the requested replacement the Borrower shall promptly replace its auditor;

(b)	give a true and fair view of the state of affairs of the Borrower and the Group at the date of those accounts and of its profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Borrower and the Group.

11.8	Creditor notices

The Borrower will send the Agent:

(a)	whilst an Event of Default is in existence, at the same time as they are dispatched; and

(b)	at all other times, upon the Agent’s request,

copies	of all communications which are despatched to the Borrower’s shareholders or creditors or any class of them.

11.9	Consents

The Borrower will, and shall procure, where applicable, that each Owner will, maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a)	for the Borrower and that Owner to perform their respective obligations under any Finance Document and/or any Underlying Document to which each is or, as the case may be, will be a party;

(b)	for the validity or enforceability of any Finance Document and/or Underlying Document to which each is or, as the case may be, will be a party; and

(c)	for that Owner to continue to own and operate the Ship owned by it,

and the Borrower will, and shall procure that each Owner will, comply (or procure compliance as the case may be) with the terms of all such consents.

11.10	Maintenance of Security Interests

The Borrower will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)	without limiting the generality of paragraph (a), at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.11	Notification of litigation

The Borrower will provide the Agent with:

(a)	details of any legal or administrative action involving the Borrower, any Owner, any Ship, the Earnings or the Insurances in respect of any Ship, any Security Party or any Approved Manager, as soon as such action is instituted or it becomes apparent to the Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document and the Borrower shall procure that reasonable measures are taken to defend any such legal or administrative action; and

(b)	promptly upon becoming aware of them, the details of any claim, action, suit, proceeding or investigation with respect to Sanctions against it, any of its direct or indirect owners, subsidiaries, any of their joint ventures or any of their respective directors, officers, employees, agents or representatives.

11.12	No amendment to the Underlying Documents

The Borrower shall not, and shall procure that no Owner will, waive or fail to enforce, the Underlying Documents to which it is a party or any of its provisions and promptly notify the Agent of any amendment or supplement to any Underlying Document.

11.13	Principal place of business

The Borrower will maintain its place of business, and keep its corporate documents and records, at the address stated in Clause 28.2(a); and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than Greece.

11.14	Confirmation of no default

The Borrower will, within five Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by the authorised representative or a director of the Borrower and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or

(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

The Agent may serve requests under this Clause 11.14 from time to time but only if asked to do so by a Lender or Lenders having Contributions exceeding 10 per cent. of the Loan or (if no Advances have been made) Commitments exceeding 10 per cent. of the Total Commitments and this Clause 11.14 does not affect the Borrower’s obligations under Clause 11.15.

11.15	Notification of default

The Borrower will notify the Agent as soon as the Borrower becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will keep the Agent fully up-to-date with all developments.

11.16	Provision of further information

The Borrower shall, and shall procure that each Owner will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating:

(a)	to the Borrower, any Owner, any Ship or the Earnings or the Insurances of any Ship; or

(b)	to any other matter relevant to, or to any provision of, a Finance Document,

which may be requested by the Agent, the Security Trustee or any Lender at any time.

11.17	General and administrative costs

The Borrower shall ensure that the payment of all the general and administrative costs of the Borrower and the Owners in connection with the ownership and operation of the Ships (including, without limitation, the payment of the management fees pursuant to any management agreement) shall be fully subordinated to the payment obligations of the Borrower and the Owners under this Agreement and the other Finance Documents throughout the Security Period.

11.18	Provision of copies of SEC filings

The Borrower will send to the Agent copies of all filings made with, and reports submitted to, the US Securities and Exchange Commission promptly after making such filings or submitting such reports Provided that any such filings or reports which are made available to the public shall be considered to have been delivered to the Agent.

11.19	Provision of copies and translation of documents

The Borrower will supply the Agent with a sufficient number of copies of the documents referred to above to provide one copy for each Creditor Party; and if the Agent so requires in respect of any of those documents, the Borrower will provide a certified English translation prepared by a translator approved by the Agent or have them legalised and/or notarised by a competent authority.

11.20	“Know your customer” checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)	any change in the status of the shareholder of the Borrower or any Security Party after the date of this Agreement; or

(c)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Agent or the Lender concerned supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Agent, the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

11.21	Sanctions

(a)	The Borrower shall and shall procure that each Security Party and any of their respective subsidiaries:

(i)	will comply in all respects with Sanctions and shall not knowingly cause any person (including any person participating in the Loan, whether as underwriter, advisor, investor, or otherwise) to violate Sanctions applicable to that person;

(ii)	will not, directly or indirectly, use the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any person:

(A)	to fund any activities or business of or with any person that, at the time of such funding, is, the subject of Sanctions, or in any other manner that would result in a violation of Sanctions by any person (including any person participating in the Loan, whether as underwriter, advisor, investor, or otherwise); or

(B)	to fund any activities or business in any country or territory that, at the time of such funding, is, or whose government is, the subject of Sanctions or is an UHRC, provided that there shall be no such prohibition in relation to charters of a Ship to the extent it is in compliance with Sanctions; and

(iii)	shall not fund all or part of any payment under a Finance Document out of UHRC Earnings or otherwise out of proceeds derived from business or transactions with a Designated Person or from any action which would be prohibited by Sanctions or would otherwise cause any person to be in breach of Sanctions;

(b)	Neither the Borrower nor any of its subsidiaries or any other member of the Group shall be a Designated Person;

(c)	A Designated Person has not been involved in the negotiation or execution of the Finance Documents on behalf of the Borrower nor in the performance by the Borrower of its obligations under this Agreement nor in the use by the Borrower of the proceeds of the Loan; and

(d)	A Designated Person does not own or control (as such terms are interpreted in the relevant regulations in respect of the Sanctions or in any guidance in relation to such regulations) the Borrower or any of its subsidiaries and, to the best of the Borrower’s knowledge after due and careful inquiry, has no legal or beneficial interest, whether directly or indirectly, in any shares of the Borrower or any of its subsidiaries.

11.22	Compliance Certificate

(a)	The Borrower shall supply to the Agent, together with each set of financial statements delivered pursuant to paragraphs (a) and (b) of Clause 11.6 or, in the case of paragraph (a) of Clause 11.6, together with the notification that the consolidated audited annual financial statements of the Group have been made available to the public, a Compliance Certificate.

(b)	Each Compliance Certificate shall be duly signed by the chief financial officer of the Borrower, evidencing (inter alia) the Borrower’s compliance (or not, as the case may be) with the provisions of Clauses 8.9, 12.5 and 15.1 (setting out calculations in reasonable details as to such compliance or not).

11.23	Sanctions Certificate

The Borrower shall supply to the Agent, together with each set of audited annual financial statements delivered pursuant to paragraph (a) of Clause 11.6 or, as the case may be, together with the notification that the consolidated audited annual financial statements of the Group have been made available to the public, a Sanctions Certificate for further distribution by the Agent to the Lenders. The Agent’s duties in relation to the Sanctions Certificate are solely mechanical and administrative in nature.

12	CORPORATE UNDERTAKINGS

12.1	General

The Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent, acting with the authorisation of the Majority Lenders, may otherwise permit in writing.

12.2	Maintenance of status

The Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Marshall Islands.

12.3	Negative undertakings

The Borrower will not:

(a)	change the nature of its business; or

(b)	pay any dividend or make any other form of distribution or effect any form of redemption, purchase, return or reduction of share capital unless:

(i)	no Event of Default has occurred and is continuing at the relevant time (including, without limitation, any failure by the Borrower to satisfy the covenants contained in Clauses 12.5 and 15.1);

(ii)	no Event of Default will result from the payment of a dividend or the making of any other form of distribution; and

(iii)	it has first supplied to the Agent any Compliance Certificate required to be supplied at the relevant time to the Agent pursuant to Clause 11.22 evidencing compliance with the provisions of Clauses 12.5 and 15.1 for the period covered by the latest financial statements delivered to the Agent pursuant to Clause 11.6.

(c)	provide any form of credit or financial assistance to:

(i)	a person who is directly or indirectly interested in the Borrower’s share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Borrower than those which it could obtain in a bargain made at arms’ length;

(d)	allow any Owner to open or maintain any account with any bank or financial institution except accounts with the Agent and the Security Trustee for the purposes of the Finance Documents;

(e)	enter into any form of amalgamation, merger or de-merger, acquisition, divesture, split-up or any form of reconstruction or reorganisation unless:

(i)	the surviving entity following such amalgamation, merger or de-merger, acquisition, divesture, split-up or any form of reconstruction or reorganisation is the Borrower; and

(ii)	no Event of Default has occurred which is continuing nor any Event of Default (including, without limitation, any breach of Clause 12.5) will occur as a result of such amalgamation, merger or de-merger, acquisition, divesture, split-up or any form of reconstruction or reorganisation;

(f)	change, or allow any Owner to change, its Financial Year; or

(g)	change its auditors without notifying the Agent promptly after the occurrence of such change.

12.4	Subordination of rights of Borrower

All rights which the Borrower at any time has against each Owner or its assets shall be fully subordinated to the rights of the Lenders under the Finance Documents; and in particular, the Borrower shall not during the Security Period:

(a)	claim, or in a bankruptcy of any Owner prove for, any amount payable to the Borrower by that Owner, whether in respect of this or any other transaction;

(b)	take or enforce any Security Interest for any such amount; or

(c)	claim to set-off any such amount against any amount payable by the Borrower to any Owner.

12.5	Financial Covenants

The Borrower shall ensure that at all times:

(a)	the Leverage Ratio shall be less than 75 per cent.;

(b)	the Borrower and other members of the Group maintain immediately freely available and unencumbered bank or cash deposits (including time deposits) in an amount of not less than the product of (i) $500,000 and (ii) the number of Fleet Vessels at that time; and

(c)	the ratio of EBITDA to Net Interest Expense shall be no less than 2:1.

12.6	Equal treatment

(a)	The Borrower confirms that as at the date of this Agreement the financial covenants, including without limitation the asset cover ratio requirement set out in Clause 15.1 and the dividend restrictions set out in Clause 12.3(b), applicable to the Borrower pursuant to this Agreement, place no lender or other credit provider of the Borrower or any other member of the Group in a more favourable position than that applicable to the Creditor Parties pursuant to the Finance Documents.

(b)	If, in the opinion of the Agent (acting on the instructions of the Lenders), the Borrower or any other member of the Group agrees with any lender or other credit provider in the context of a financing made or to be made available to that member of the Group, financial covenants including without limitation any asset cover ratio and dividend restrictions (the “Covenants”), which place such lender or credit provider in a more favourable position than that applicable to the Creditor Parties pursuant to the Finance Documents, the Borrower shall, or shall procure that any Security Party or any other member of the Group shall give the Creditor Parties the benefit of such Covenants which, in the opinion of the Creditor Parties, would place them in an equivalent position as that applicable to the other lender or credit provider at the relevant time. The Borrower and the Owners shall also enter, if required by the Agent (acting on the instructions of all Lenders), into a supplemental agreement to this Agreement or, as the case may be, any of the other Finance Documents, to amend each such document accordingly (with such supplemental agreement or agreements being entered into on or immediately after the date on which the Covenants are granted).

12.7	Borrower’s subsidiaries

The Borrower has provided the Agent on or before the date of this Agreement with a list of its subsidiaries as included in its annual audited financial statements (together with any information requested by the Agent pursuant to Clause 11.6(c) in respect of such subsidiaries) and shall ensure to include an updated list of its active subsidiaries in each set of financial statements to be provided to the Agent pursuant to Clause 11.6.

13	INSURANCE

13.1	General

The Borrower also undertakes with each Creditor Party to procure that each Owner complies to comply with the following provisions of this Clause 13 as from the Drawdown Date and at all times thereafter during the Security Period except as the Agent, acting with the authorisation of the Majority Lenders, may otherwise permit in writing.

13.2	Maintenance of obligatory insurances

The Borrower shall procure that each Owner shall keep the Ship owned by it insured at the expense of that Owner against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including, without limitation, protection and indemnity war risks with a separate limit not less than hull value of the relevant Ship);

(c)	protection and indemnity risks (including, without limitation protection and indemnity war risks in excess of the amount for war risks (hull) and oil pollution liability risks in each case in the highest amount available in the international insurance market); and

(d)	any other risks the insurance of which the Security Trustee acting on the instructions of the Majority Lenders, having regard to practices, recommendations and other circumstances prevailing at the relevant time, may from time to time require by notice to the Borrower (excluding loss of hire insurance).

13.3	Terms of obligatory insurances

The Borrower shall procure that each Owner shall effect such insurances in such amounts in such currency and upon such terms and conditions (including, without limitation, any LSW 1189 or, in the opinion of the Security Trustee, comparable mortgage clause) as shall from time to time be approved in writing by the Security Trustee in its sole discretion, but in any event as follows:

(a)	in Dollars;

(b)	in the case of fire and usual marine risks and war risks, on an agreed value basis in an amount equal to at least the higher of:

(i)	an amount equal to 120 per cent. of the aggregate of:

(A)	the Applicable Advance multiplied by a fraction whose:

(1)	numerator is the Market Value of the Ship owned by that Owner; and

(2)	denominator is the aggregate Market Value of all Applicable Mortgaged Ships; and

(B)	the principal amount secured by any equal or prior ranking Security Interest on that Ship; and

(ii)	the Market Value of that Ship,

and in any event the aggregate insured value of the Mortgaged Ships shall be no less than 120% of the Loan;

(c)	in the case of oil pollution liability risks, for an amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the International Group of Protection and Indemnity Clubs) and the international marine insurance market (currently $1,000,000,000 for any one accident or occurrence);

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of that Ship;

(e)	in relation to war risks insurance, extended to cover piracy and terrorism where excluded under the fire and usual marine risks insurance;

(f)	on approved terms and conditions;

(g)	such other risks of whatever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of a vessel similar to that Ship; and

(h)	through approved brokers and with approved insurance companies and/or underwriters which have a Standard & Poor’s rating of at least BBB or a comparable rating by any other rating agency acceptable to the Security Trustee (acting on the instructions of the Majority Lenders) or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations which are members of the International Group of Protection and Indemnity Clubs.

13.4	Further protections for the Creditor Parties

In addition to the terms set out in Clause 13.3, the Borrower shall procure that the obligatory insurances shall:

(a)	the Borrower, the Owner and any and all third parties who are named assured or co-assured under any obligatory insurance shall assign their interest in any and all obligatory insurances and other Insurances if so required by the Agent;

(b)	whenever the Security Trustee requires, the obligatory insurances name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation they may have under any applicable law against the Security Trustee but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)	the interest of the Security Trustee as assignee and as loss payee shall be duly endorsed on all slips, cover notes, policies, certificates of entry or other instruments of insurance in respect of the obligatory insurances;

(d)	the obligatory insurances shall name the Security Trustee as sole loss payee with such directions for payment as the Security Trustee may specify;

(e)	the obligatory insurances shall provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(f)	the obligatory insurances shall provide that the insurers shall waive, to the fullest extent permitted by English law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee in respect of the Secured Liabilities, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (f) from making personal claims against persons (other than any Owner or any Creditor Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(g)	the obligatory insurances shall provide that the obligatory insurances shall be primary without right of contribution from other insurances effected by the Security Trustee or any other Creditor Party;

(h)	the obligatory insurances shall provide that the Security Trustee may make proof of loss if that Owner fails to do so; and

(i)	the obligatory insurances shall provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall only be effective against the Security Trustee 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse.

13.5	Renewal of obligatory insurances

The Borrower shall procure that each Owner shall:

(a)	at least 10 days before the expiry of any obligatory insurance effected by it:

(i)	notify the Security Trustee of the brokers, underwriters, insurance companies and any protection and indemnity or war risks association through or with whom that Owner proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii)	seek the Security Trustee’s approval to the matters referred to in paragraph (i);

(b)	at least 7 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the Security Trustee’s approval pursuant to paragraph (a); and

(c)	procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6	Copies of policies; letters of undertaking

The Borrower shall procure that each Owner shall ensure that all approved brokers provide the Security Trustee with pro forma copies of all cover notes and policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee and including undertakings by the approved brokers that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)	they will advise the Security Trustee immediately of any change to the terms of the obligatory insurances;

(d)	they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from that Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)	they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Owner under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of that Ship forthwith upon being so requested by the Security Trustee.

13.7	Copies of certificates of entry; letters of undertaking

The Borrower shall procure that each Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by that Owner is entered provides the Security Trustee with:

(a)	a certified copy of the certificate of entry for that Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee;

(c)	where required to be issued under the terms of insurance/indemnity provided by that Owner’s protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Owner in accordance with the requirements of such protection and indemnity association; and

(d)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority or, as the case may be, protection and indemnity associations in relation to that Ship (if applicable).

13.8	Deposit of original policies

The Borrower shall procure that each Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

13.9	Payment of premiums

The Borrower shall procure that each Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Security Trustee.

13.10	Guarantees

The Borrower shall procure that each Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Compliance with terms of insurances

The Borrower shall procure that no Owner shall do or omit to do (or permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular:

(a)	the Borrower shall procure that each Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 13.6(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Borrower shall procure that each Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship owned by it approved by the underwriters of the obligatory insurances;

(c)	the Borrower shall procure that each Owner shall make (and promptly supply copies to the Agent (upon its request)) of all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which that Ship is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation) and, if applicable, shall procure that each Approved Manager complies with this requirement; and

(d)	the Borrower shall procure that no Owner shall employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.12	Alteration to terms of insurances

The Borrower shall procure that no Owner shall make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance.

13.13	Settlement of claims

The Borrower shall procure that no Owner shall settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances and shall do all things necessary to ensure such collection or recovery is made.

13.14	Provision of copies of communications

The Borrower shall procure that each Owner shall provide the Security Trustee with copies of all written communications:

(a)	in the case of:

(i)	an Event of Default, for as long as such Event of Default is continuing;

(ii)	a Major Casualty, for as long as such Major Casualty has not been rectified and/or the relevant insurances proceeds have not been paid to the Lender, pursuant to the Finance Documents; and

(iii)	a Total Loss during the period commencing on the Total Loss Date and ending on the earlier of (A) the date falling 120 days after the Total Loss Date and (B) the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss, at the time of each such communication regarding the above-mentioned events; and

(b)	at all other times, upon the Security Trustee’s request,

between that Owner and:

(i)	the approved brokers;

(ii)	the approved protection and indemnity and/or war risks associations; and

(iii)	the approved insurance companies and/or underwriters, which relate directly or indirectly to:

(A)	that Owner’s obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls;

(B)	any credit arrangements made between that Owner and any of the persons referred to in paragraphs (a) or (b) relating wholly or partly to the effecting or maintenance of the obligatory insurances; and

(C)	a claim under any obligatory insurances of the Ship owned by that Owner.

13.15	Provision of information and further undertakings

In addition, the Borrower shall procure that each Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13.17 or dealing with or considering any matters relating to any such insurances,

and the Borrower shall procure that that Owner shall:

(c)	do all things necessary and provide the Agent and the Security Trustee with all documents and information to enable the Security Trustee to collect or recover any moneys in respect of the Insurances which are payable to the Security Trustee pursuant to the Finance Documents; and

(d)	promptly provide the Agent with full information regarding any Major Casualty or in consequence whereof the Ship owned by that Owner has become or may become a Total Loss and agree to any settlement of such casualty or other accident or damage to that Ship only with the Agent’s prior written consent, and the Borrower shall procure that each Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a).

13.16	Mortgagee’s interest and additional perils insurances

The Security Trustee shall be entitled from time to time to effect, maintain and renew all or any of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Majority Lenders may from time to time consider appropriate:

(a)	a mortgagee’s interest insurance in relation to each Ship providing for the indemnification of the Creditor Parties for any losses under or in connection with any Finance Document in an amount of up to 120 per cent. of the aggregate of:

(A)	the Applicable Advance multiplied by a fraction whose:

(1)	numerator is the Market Value of the Ship owned by that Owner; and

(2)	denominator is the aggregate Market Value of all Applicable Mortgaged Ships; and

(B)	the principal amount secured by any equal or prior ranking Security Interest on that Ship,

and in any event the aggregate amount of mortgagee’s interest insurance in relation to the Mortgaged Ships shall be no less than 120% of the Loan, which directly or indirectly result from loss of or damage to that Ship or a liability of the that or of the Owner owning that Ship, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning:

(ii)	any act or omission on the part of that Owner, of any operator, charterer, manager or sub-manager of that Ship or of any officer, employee or agent of that Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(iii)	any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of that Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of that Owner or of such a person, including the casting away or damaging of that Ship and/or that Ship being unseaworthy; and/or

(iv)	any other matter capable of being insured against under a mortgagee’s interest marine insurance policy whether or not similar to the foregoing; and

(b)	a mortgagee’s interest additional perils insurance in relation to each Ship providing for the indemnification of the Creditor Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of a Ship, the imposition of any Security Interest over that Ship and/or any other matter capable of being insured against under a mortgagee’s interest additional perils policy whether or not similar to the foregoing, and in an amount of up to 110 per cent. of the aggregate of:

(A)	the Applicable Advance multiplied by a fraction whose:

(1)	numerator is the Market Value of the Ship owned by that Owner; and

(2)	denominator is the aggregate Market Value of all Applicable Mortgaged Ships; and

(B)	the principal amount secured by any equal or prior ranking Security Interest on that Ship,

and the Borrower shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.17	Review of insurance requirements

The Agent (acting on the instructions of the Majority Lenders) shall be entitled to review the requirements of this Clause 13 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Agent (acting on the instructions of the Majority Lenders), significant and capable of affecting the Owners, each Ship and its Insurances (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner owning that Ship may be subject) and the Borrower and the Owners shall upon demand fully indemnify the Agent in respect of all fees and other expenses incurred by or for the account of the Agent in appointing an independent marine insurance broker or adviser to conduct such review.

13.18	Modification of insurance requirements

The Agent (acting on the instructions of the Majority Lenders) shall notify the Borrower and the Owners of any proposed modification under Clause 13.18 to the requirements of this Clause 13 which the Agent reasonably considers appropriate in the circumstances, and such modification shall take effect on and from the date it is notified in writing to the Borrower and the Owners as an amendment to this Clause 13 and shall bind the Borrower and the Owners accordingly.

13.19	Compliance with mortgagee’s instructions

The Security Trustee shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require a Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Security Trustee until the Owner owning that Ship implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.19.

14	SHIP COVENANTS

14.1	General

The Borrower also undertakes with each Creditor Party to procure that each Owner complies as from the Drawdown Date and at all times thereafter during the Security Period with the following provisions of this Clause 14 except as the Agent, with the authorisation of the Majority Lenders, may otherwise permit (in the case of Clauses 14.2, 14.3(b) and 14.13 such authorisation not to be unreasonably withheld or delayed by any Lender).

14.2	Ship’s name and registration

The Borrower shall procure that each Owner shall keep the Ship owned by it registered in its name under an Approved Flag; shall not do, omit to do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name or port of registry of that Ship.

14.3	Repair and classification

The Borrower shall procure that each Owner and each Approved Manager shall, keep the Ship owned by that Owner in a good and safe condition and state of repair, sea and cargo worthy in all respects:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class available for vessels of the same type, specification and age as that Ship free of overdue recommendations and conditions, with an Approved Classification Society; and

(c)	so as to comply with all laws and regulations applicable to vessels registered at ports in the applicable Approved Flag State or to vessels trading to any jurisdiction to which that Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code, and the Agent shall be given power of attorney in the form attached as Schedule 6 to act on behalf of that Owner in order to, inspect the class records and any files held by the classification society and to require the classification society to provide the Agent or any of its nominees with any information, document or file, it might request and the classification society shall be fully entitled to rely hereon without any further inquiry.

14.4	Classification society undertaking

The Borrower shall procure that each Owner shall instruct the classification society referred to in Clause 14.3 (and procure that the classification society undertakes with the Security Trustee) in relation to the Ship owned by it:

(a)	to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records and any other related records held by the classification society in relation to that Ship;

(b)	to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of that Ship at the offices of the classification society and to take copies of them;

(c)	to notify the Security Trustee immediately in writing if the classification society:

(i)	receives notification from the Borrower or the Owner owning that Ship or any person that that Ship’s classification society is to be changed; or

(ii)	becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship’s class under the rules or terms and conditions of that Owner’s or the Ship’s membership of the classification society;

(d)	following receipt of a written request from the Security Trustee:

(i)	to confirm that that Owner is not in default of any of its contractual obligations or liabilities to the classification society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the classification society; or

(ii)	if that Owner is in default of any of its contractual obligations or liabilities to the classification society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the classification society.

14.5	Modification

The Borrower shall procure that no Owner shall make any modification or repairs to, or replacement of, its Ship or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

14.6	Removal of parts

The Borrower shall procure that no Owner shall remove any material part of the Ship owned by it, or any item of equipment installed on that Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on that Ship the property of that Owner and subject to the security constituted by the relevant Mortgage and any Deed of Covenant Provided that an Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

14.7	Surveys

The Borrower shall procure that each Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Security Trustee provide the Security Trustee, with copies of all survey reports.

14.8	Inspection

The Borrower shall procure that each Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by at all reasonable times to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections at that Owner’s expense and if the inspector or surveyor appointed by the Security Trustee under this Clause is of the opinion that there are any technical, commercial or operational actions being undertaken or omitted to be undertaken by the Owner which is the owner of that Ship or any Approved Manager which adversely affect the operation or value of that Ship, the Borrower shall procure that that Owner shall forthwith (at that Owner’s expense) on the Security Trustee’s demand remedy such action or inaction and provide the Security Trustee with evidence that it has taken such remedial action Provided that each Owner shall be obliged to pay for one inspection per calendar year during the Security Period unless an Event of Default has occurred and is continuing in which case it shall pay for all inspections made whilst such Event of Default is in existence.

14.9	Prevention of and release from arrest

The Borrower shall procure that each Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it and the Earnings or the Insurances of that Ship;

(b)	all taxes, dues and other amounts charged in respect of the Ship owned by it and the Earnings or the Insurances of that Ship; and

(c)	all other outgoings whatsoever in respect of the Ship owned by it and the Earnings or the Insurances of that Ship,

and, forthwith upon receiving notice of the arrest of that Ship, or of its detention in exercise or purported exercise of any lien or claim, that Owner shall procure its release by providing bail or otherwise as the circumstances may require.

14.10	Compliance with laws etc.

The Borrower shall procure that each Owner shall:

(a)	comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws, all Sanctions and all other laws or regulations relating to the Ship owned by it, its ownership, operation and management or to the business of that Owner;

(b)	not employ the Ship owned by it nor allow its employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)	in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship owned by it to enter or trade to any zone which is declared a war zone by any government or by that Ship’s war risks insurers unless the prior written consent of the Security Trustee has been given and that Owner has (at its expense) effected any special, additional or modified insurance cover which the Security Trustee may require.

14.11	Provision of information

The Borrower shall procure that each Owner shall promptly provide the Security Trustee with any information which it requests regarding:

(a)	the Ship owned by it, its employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship owned by it;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship owned by it and any payments made in respect of that Ship;

(d)	any towages and salvages; and

(e)	its compliance, each Approved Manager’s compliance and the compliance of the Ship owned by it with the ISM Code and the ISPS Code,

and, upon the Security Trustee’s request, provide copies of any current charter relating to that Ship, of any current charter guarantee and copies of that Owner’s or each Approved Manager’s Document of Compliance, Safety Management Certificate and the ISSC.

14.12	Notification of certain events

The Borrower shall procure that each Owner:

(a)	within 30 days after entering into any demise or bareboat charter for any period in respect of its Ship or any other Assignable Charter in respect of its Ship, notify the Agent and provide certified true and complete copies of such charter and, if applicable, any charter guarantee and that:

(i)	that Owner executes in favour of the Security Trustee a specific assignment of all its rights, title and interest in and to such charter and any charter guarantee in the form of a Charterparty Assignment;

(ii)	to use its best endeavours to procure that (1) the charterer and any charter guarantor agree to acknowledge to the Security Trustee the specific assignment of such charter and charter guarantee by executing an acknowledgement substantially in the form included in the relevant Charterparty Assignment and (2) if the Mortgage over that Ship has not been registered prior to the entry into such charter, the charterer provides to the Security Trustee a letter of undertaking pursuant to which the charterer subordinates all its claims against the relevant Owner and its Ship to the claims of the Creditor Parties under or in connection with the Finance Documents in the Agreed Form;

(iii)	in the case where such charter is a demise charter the charterer undertakes to the Security Trustee (1) to comply with all of that Owner’s undertakings with regard to the employment, insurances, operation, repairs and maintenance of its Ship contained in this Agreement, the Mortgage, any Deed of Covenant and the General Assignment in relation to that Ship and (2) to execute a Bareboat Charter Security Agreement, including (inter alia) an assignment of its interest in the insurances of that Ship in Agreed Form;

(iv)	the Agent’s receipt of a copy of the charter and its failure or neglect to act, delay or acquiescence in connection with the relevant Owner’s entering into such charter shall not in any way constitute an acceptance by the Agent of whether or not the Earnings under the charter are sufficient to meet the debt service requirements under this Agreement nor shall it in any way affect the Agent’s or the Security Trustee’s entitlement to exercise its rights under the Finance Documents pursuant to Clause 19 upon the occurrence of an Event of Default arising as a result of an act or omission of the charterer; and

(v)	that Owner delivers to the Agent such other documents equivalent to those referred to at paragraphs 2, 3, 4, 5, 7, 8, 11 and 12 of Schedule 4, Part A as the Agent may require; and

(b)	immediately notify the Security Trustee by letter, of:

(i)	its entry into any agreement or arrangement for the postponement of any date on which any Earnings are due, the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of that Owner to any Earnings;

(ii)	its entry into any time or consecutive voyage charter in respect of that Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, three months;

(iii)	any casualty which is or is likely to be or to become a Major Casualty;

(iv)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(v)	any requirement, condition or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(vi)	any arrest or detention of that Ship, any exercise or purported exercise of any lien on that Ship or its Earnings or any requisition of that Ship for hire;

(vii)	any intended dry docking of that Ship;

(viii)	any Environmental Claim made against that Owner or in connection with that Ship, or any Environmental Incident;

(ix)	any claim for breach of the ISM Code or the ISPS Code being made against that Owner, any Approved Manager or otherwise in connection with that Ship;

(x)	its intention to de-activate or lay up that Ship; or

(xi)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and that Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of that Owner’s, each Approved Manager’s or any other person’s response to any of those events or matters.

14.13	Restrictions on chartering, appointment of managers etc.

The Borrower shall procure that no Owner shall, in relation to the Ship owned by it:

(a)	enter into any charter in relation to that Ship under which more than 2 months’ hire (or the equivalent) is payable in advance;

(b)	charter that Ship otherwise than on bona fide arm’s length terms at the time when that Ship is fixed;

(c)	appoint a manager of that Ship other than an Approved Manager or agree to any alteration to the terms of any Approved Manager’s appointment; or

(d)	put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $1,500,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on that Ship or its Earnings for the cost of such work or for any other reason.

14.14	Notice of Mortgage

The Borrower shall procure that each Owner shall keep the Mortgage relative to its Ship registered against the Ship owned by it as a valid first preferred or, as the case may be, priority mortgage, carry on board that Ship a certified copy of that Mortgage and place and maintain in a conspicuous place in the navigation room and the Master’s cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Owner to the Security Trustee.

14.15	Sharing of Earnings

The Borrower shall procure that no Owner shall enter into any agreement or arrangement for the sharing of any Earnings (other than (i) any profit sharing agreement with a charterer which takes effect above an agreed minimum charter hire rate payable to the relevant Owner under a charter to which that Owner is a party and (ii) any pool agreement, in either case, on bona fide arm’s length terms).

14.16	ISPS Code

The Borrower shall procure that each Owner complies with the ISPS Code and in particular, without limitation, shall:

(a)	procure that the Ship owned by it and the company responsible for that Ship’s compliance with the ISPS Code comply with the ISPS Code; and

(b)	maintain for that Ship an ISSC; and

(c)	notify the Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

14.17	Charterer compliance with Sanctions

(a)	The Borrower shall, and shall procure that each Owner and each other Security Party shall, in respect of any charterer of any of the Ships, shall use all reasonable endeavours to procure that the charterer shall, comply in all respects with all laws to which it may be subject, including, without limitation, all national and international laws, directives, regulations, decrees, rulings and such analogous rules, including, but not limited to, rules relating to Sanctions.

(b)	The Borrower undertakes to procure that each Owner shall make all charterers and operators of the Ship owned by that Owner aware of the requirements of this Clause 14.17 and of Clause 10.19 and shall procure that they act in accordance with these requirements.

15	SECURITY COVER

15.1	Minimum required security cover

Clause 15.2 applies if the Agent notifies the Borrower that the Security Cover Ratio is below 125 per cent.

15.2	Prepayment; provision of additional security

If the Agent serves a notice on the Borrower under Clause 15.1, the Borrower shall prepay such part at least of the Loan as will eliminate the shortfall on or before the date falling 21 Business Days after the date on which the Agent’s notice is served under Clause 15.1 (the “Prepayment Date”) unless at least 5 calendar days before the Prepayment Date the Borrower has provided, or ensured that a third party has provided, additional security acceptable to the Agent (acting on the instructions of the Majority Lenders) which, in the opinion of the Majority Lenders, has a net realisable value at least equal to the shortfall and is documented in such terms as the Agent may, with the authorisation of the Majority Lenders, approve or require.

15.3	Valuation of Ship

(a)	The Market Value of a Ship for the purpose of determination of the Initial Market Value of that Ship, is that shown by taking the arithmetic mean of two valuations issued by two Approved Brokers, one selected and appointed by the Agent and one selected and appointed by the Borrower (unless the Borrower does not select and appoint an Approved Broker within 14 days after the Agent’s request, in which case the Agent shall select and appoint both Approved Brokers).

(b)	The Market Value of a Ship or other Fleet Vessel at any other date is that shown by taking the arithmetic means of two valuations requested by the Agent to be issued by two Approved Brokers, selected and appointed by the Borrower (unless the Borrower does not select or appoint two Approved Brokers within 14 days after the Agent’s request, in which case the Agent shall select and appoint one Approved Broker and the Market Value of that Ship or other Fleet Vessel shall be that shown by the single valuation issued by such Approved Broker).

(c)	Each valuation referred to in paragraphs (a) and (b) above shall be prepared:

(i)	as at a date not more than 30 days previously;

(ii)	with or without physical inspection of that Ship (as the Agent may require); and

(iii)	on the basis of a sale for prompt delivery for cash on normal arm’s length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment

Provided that if the higher of the two valuations in respect of a Ship or other Fleet Vessel issued for the purpose of determination of its Initial Market Value or, as the case may be, Market Value pursuant to paragraphs (a) and (b) of this Clause 15.3 shows a value of more than 115 per cent. of that shown by the lower of the two valuations, a third valuation shall be requested from a third Approved Broker selected and appointed by the Agent to be prepared in accordance with this Clause 15.3 and the Initial Market Value or, as the case may be, Market Value of that Ship or other Fleet Vessel in such circumstances shall be the arithmetic mean of all three valuations.

15.4	Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 15.2 and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.3.

15.5	Valuations binding

Any valuation under Clause 15.2, 15.3 or 15.4 shall be binding and conclusive as regards the Borrower, as shall be any valuation which the Majority Lenders make of any additional security which does not consist of or include a Security Interest.

15.6	Provision of information

The Borrower shall promptly provide the Agent and any Approved Broker or expert acting under Clause 15.3 or 15.4 with any information which the Agent or that Approved Broker or expert may request for the purposes of the valuation; and, if the Borrower fails to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which that Approved Broker or the Majority Lenders (or the expert appointed by them) consider prudent.

15.7	Payment of valuation expenses

Without prejudice to the generality of the Borrower’s obligations under Clauses 20.2, 20.3 and 21.3, the Borrower shall, on demand, pay the Agent the amount of the fees and expenses of any Approved Broker or expert instructed by the Agent under this Clause and all legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause.

15.8	Frequency of valuations

The Borrower acknowledges and agrees that the Agent may commission valuation(s) of any Ship at such times as the Agent (acting on the instructions of the Lenders) shall deem necessary and, in any event, not less than once during each 6-month period of the Security Period.

16	PAYMENTS AND CALCULATIONS

16.1	Currency and method of payments

All payments to be made by the Lenders or by the Borrower under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(a)	by not later than 11.00 a.m. (New York City time) on the due date;

(b)	in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(c)	in the case of an amount payable by a Lender to the Agent or by the Borrower to the Agent or any Lender, to the account of the Agent at J.P. Morgan Chase Bank (SWIFT Code CHASUS33) (Account No. 001 1331 808 in favour of HSH Nordbank AG, SWIFT Code HSHNDEHH; Reference “Capital Product Partners L.P.—US$460m facility”) or to such other account with such other bank as the Agent may from time to time notify to the Borrower and the other Creditor Parties; and

(d)	in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrower and the other Creditor Parties.

16.2	Payment on non-Business Day

If any payment by the Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day,

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3	Basis for calculation of periodic payments

All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

16.4	Distribution of payments to Creditor Parties

Subject to Clauses 16.5, 16.6 and 16.7:

(a)	any amount received by the Agent under a Finance Document for distribution or remittance to a Lender or the Security Trustee shall be made available by the Agent to that Lender or, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as the Lender or the Security Trustee may have notified to the Agent not less than 5 Business Days previously; and

(b)	amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

16.5	Permitted deductions by Agent

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender to pay on demand.

16.6	Agent only obliged to pay when monies received

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrower or any Lender any sum which the Agent is expecting to receive for remittance or distribution to the Borrower or that Lender until the Agent has satisfied itself that it has received that sum.

16.7	Refund to Agent of monies not received

If and to the extent that the Agent makes available a sum to the Borrower or a Lender, without first having received that sum, the Borrower or (as the case may be) the Lender concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)	pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8	Agent may assume receipt

Clause 16.7 shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9	Creditor Party accounts

Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.10	Agent’s memorandum account

The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.11	Accounts prima facie evidence

If any accounts maintained under Clauses 16.9 and 16.10 show an amount to be owing by the Borrower or a Security Party to a Creditor Party, those accounts shall be prima facie evidence that that amount is owing to that Creditor Party.

17	APPLICATION OF RECEIPTS

17.1	Normal order of application

Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following order and proportions:

(i)	first, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents (including, but without limitation, all amounts payable by the Borrower under Clauses 20, 21 and 22 of this Agreement or by the Borrower or any Security Party under any corresponding or similar provision in any other Finance Document) other than those amounts referred to at paragraphs (ii), (iii) and (iv);

(ii)	secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents; and

(iii)	thirdly, in or towards satisfaction pro rata of the Loan;

(b)	SECONDLY: in retention (in an interest bearing account) of an amount equal to any amount not then due and payable under any Finance Document but which the Agent, by notice to the Borrower, the Security Parties and the other Creditor Parties, states in its opinion will either or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of Clause 17.1(a); and

(c)	THIRDLY: any surplus shall be paid to the Borrower or to any other person appearing to be entitled to it.

17.2	Application by any covered bond Lender

If and to the extent that any Lender includes the Loan and/or a Mortgage in its covered bond register, any enforcement proceeds recovered under any of the Finance Documents and attributable to that Lender under the relevant Finance Document shall, notwithstanding the provisions of Clause 17.1(a), be applied by it first to the part of the Loan that corresponds to that Lender’s Contribution registered in its covered bond register and thereafter in the following order:

(a)	first, in or towards satisfaction of the amounts set out under Clause 17.1(a)(i);

(b)	secondly, in or towards satisfaction of the amounts set out under Clause 17.1(a)(ii); and

(c)	thirdly, in or towards satisfaction pro rata of any part of the Loan that corresponds to any unregistered part of that Lender’s contribution.

17.3	Variation of order of application

The Agent may, with the authorisation of the Majority Lenders, by notice to the Borrower, the Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 17.1 (but not, for the avoidance of doubt, that set out in Clause 17.2) either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.4	Notice of variation of order of application

The Agent may give notices under Clause 17.3 from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.5	Appropriation rights overridden

This Clause 17 and any notice which the Agent gives under Clause 17.3 shall override any right of appropriation possessed, and any appropriation made, by the Borrower or any Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment of Earnings

The Borrower undertakes with each Creditor Party that, throughout the Security Period:

(a)	it shall, and it shall procure that each Owner will, maintain the Accounts with the Agent; and

(b)	it shall procure that each Owner ensures that all Earnings of the Ship owned by it (but no UHRC Earnings) are paid (subject only to the provisions of the General Assignment and any Deed of Covenant to which each Owner is a party) to the Earnings Account for that Ship.

18.2	Monthly retentions

The Borrower undertakes with each Creditor Party to ensure that, on and from the date on which an Event of Default or a Potential Event of Default has occurred and at monthly intervals thereafter during the Security Period whilst such an Event of Default or Potential Event of Default is continuing, there are transferred to the Retention Account out of the Earnings received in the Earnings Accounts during the preceding month:

(a)	one-third of the amount of the relevant Instalment falling due in respect of that Advance under Clause 8.1 on the next Repayment Date; and

(b)	the relevant fraction of the aggregate amount of interest on that Advance which is payable on the next due date for payment of interest under this Agreement,

and the Borrower irrevocably authorises the Agent to make those transfers (in its sole discretion and without any obligation) if the Borrower fails to do so.

The “relevant fraction”, in relation to paragraph (b), is a fraction of which the numerator is 1 and the denominator the number of months comprised in the then current Interest Period (or if the current Interest Period in respect of that Advance ends after the next due date for payment of interest under this Agreement, the number of months from the later of the commencement of the current Interest Period in respect of that Advance or the last due date for payment of interest to the next due date for payment of interest in respect of that Advance under this Agreement).

18.3	Shortfall in Earnings

If the aggregate Earnings received in the Earnings Accounts are insufficient at any time for the required amount to be transferred to the Retention Account under Clause 18.2, the Borrower shall immediately pay the amount of the insufficiency into the Retention Account.

18.4	Application of retentions

Until an Event of Default or a Potential Event of Default occurs, the Agent shall, to the extent there are sufficient funds standing to the credit of the Retention Account, on each Repayment Date in respect of an Advance and on each due date for the payment of interest in respect of that Advance under this Agreement distribute to the Lenders in accordance with Clause 16.4 so much of the then balance on the Retention Account as equals:

(a)	the Instalment in respect of the relevant Advance due on that Repayment Date pursuant to Clause 8.1; or

(b)	the amount of interest in respect of the relevant Advance payable on that interest payment date,

in discharge of the Borrower’s liability for that Instalment or that interest.

18.5	Interest accrued on the Accounts

Any credit balance on each Account shall bear interest at the rate from time to time offered by the Agent to its customers for Dollar deposits of similar amounts and for periods similar to those for which such balances appear to the Agent likely to remain on that Account.

18.6	Release of accrued interest

Interest accruing under Clause 18.5 shall be credited to the relevant Account and may be released to the Borrower pursuant to Clause 18.10.

18.7	Location of Accounts

The Borrower shall promptly:

(a)	comply or, as the case may be, procure compliance by each Owner, with any requirement of the Agent as to the location or re-location of the Accounts (or any of them); and

(b)	execute or, as the case may be, procure the execution by each Owner of, any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Accounts.

18.8	Debits for fees, expenses etc.

The Agent shall be entitled (but not obliged) from time to time to debit any Earnings Account without prior notice in order to discharge any amount due and payable under Clauses 20 or 21 to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clauses 20 or 21.

18.9	Borrower’s obligations unaffected

The provisions of this Clause 18 (as distinct from a distribution effected under Clause 18.4) do not affect:

(a)	the liability of the Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability or obligation of the Borrower or any Security Party under any Finance Document.

18.10	Restriction on withdrawal

During the Security Period no sum may be withdrawn by the Borrower from the Retention Account (other than interest accruing thereon pursuant to Clause 18.6, provided that no Event of Default or Potential Event of Default has occurred), without the prior written consent of the Agent.

Each Owner may, in any calendar month, after having transferred and/or after having taken into account all amounts due or which will become due to be transferred to the Retention Account in such calendar month in accordance with Clause 18.2, withdraw any surplus (a “Surplus”) from its Earnings Account as it may think fit for purposes permitted by this Agreement and the other Finance Documents Provided always no Event of Default or Potential Event of Default has occurred in which case, the Borrower shall procure that any Surplus shall remain on the relevant Earnings Account and each Owner may only withdraw the Surplus (or any part thereof) with the prior written consent of the Agent (acting upon the instructions of the Majority Lenders in order to satisfy the documented and properly incurred operating expenses of the Ships.

19	EVENTS OF DEFAULT

19.1	Events of Default

An Event of Default occurs if:

(a)	the Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document unless:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

(ii)	payment is made within 3 Business Days of its due date; or

(b)	any breach occurs of Clause 2.3, 9.2, 9.3, 10.19, 11.2, 11.3, 11.20, 11.21, 12.2, 12.3, 12.5 or 15.2 Provided that in respect of any breach of Clause 9.2, 9.3 10.19, 11.2 or 12.3(a), (c), (d), (f) and (g) which, in the opinion of the Majority Lenders, is capable of remedy, such default continues unremedied 14 days after written notice from the Agent requesting action to remedy the same (subject to any other applicable grace period specified in a Finance Document or otherwise agreed by the Agent); or

(c)	any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b)) which, in the opinion of the Majority Lenders, is capable of remedy, and such default continues unremedied 14 Business Days after written notice from the Agent requesting action to remedy the same (subject to any other applicable grace period specified in a Finance Document or otherwise agreed by the Agent); or

(d)	(subject to any applicable grace period specified in the Finance Document) any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach falling within paragraphs (a), (b) or (c)); or

(e)	any representation, warranty or statement made or repeated by, or by an officer of, the Borrower or a Security Party in a Finance Document or in the Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made or repeated; or

(f)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person, which in the case of the Borrower and Capital Ship Management Corp., equals $5,000,000 (or the equivalent in any other currency) or more or, as regards Financial Indebtedness arising under different documents or transactions, an aggregate amount of $5,000,000 (or the equivalent in any other currency) or more:

(i)	any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

(ii)	any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii)	a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(iv)	any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(v)	any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or

(g)	any of the following occurs in relation to a Relevant Person:

(i)	a Relevant Person becomes, in the opinion of the Majority Lenders, unable to pay its debts as they fall due; or

(ii)	any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress or any form of freezing order, which in the case of the Borrower and Capital Ship Management Corp. relate to a sum of, or sums aggregating, $5,000,000 (or the equivalent in any other currency) or more unless such execution, attachment, arrest, sequestration or distress is dismissed, withdrawn, released or lifted within 10 Business Days of the occurrence of such event; or

(iii)	any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv)	an administrator is appointed (whether by the court or otherwise) in respect of a Relevant Person; or

(v)	any formal declaration of bankruptcy or any formal statement to the effect that a Relevant Person is insolvent or likely to become insolvent is made by a Relevant Person or by the directors of a Relevant Person or, in any proceedings, by a lawyer acting for a Relevant Person; or

(vi)	a provisional liquidator is appointed in respect of a Relevant Person, a winding up order is made in relation to a Relevant Person or a winding up resolution is passed by a Relevant Person; or

(vii)	a resolution is passed, an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by (aa) a Relevant Person, (bb) the members or directors of a Relevant Person, (cc) a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person, or (dd) a government minister or public or regulatory authority of a Pertinent Jurisdiction for or with a view to the winding up of that or another Relevant Person or the appointment of a provisional liquidator or administrator in respect of that or another Relevant Person, or that or another Relevant Person ceasing or suspending business operations or payments to creditors, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than the Borrower or any Owner which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Majority Lenders and effected not later than three months after the commencement of the winding up; or

(viii)	an administration notice is given or filed, an application or petition to a court is made or presented or any other step is taken by a creditor of a Relevant Person (other than a holder of Security Interests which together relate to all or substantially all of the assets of a Relevant Person) for the winding up of a Relevant Person or the appointment of a provisional liquidator or administrator in respect of a Relevant Person in any Pertinent Jurisdiction, unless the proposed winding up, appointment of a provisional liquidator or administration is being contested in good faith, on substantial grounds and not with a view to some other insolvency law procedure being implemented instead and either (aa) the application or petition is dismissed or withdrawn within 30 days of being made or presented, or (bb) within 30 days of the administration notice being given or filed, or the other relevant steps being taken, other action is taken which will ensure that there will be no administration and (in both cases (aa) or (bb)) the Relevant Person will continue to carry on business in the ordinary way and without being the subject of any actual, interim or pending insolvency law procedure; or

(ix)	a Relevant Person or its directors take any steps (whether by making or presenting an application or petition to a court, or submitting or presenting a document setting out a proposal or proposed terms, or otherwise) with a view to obtaining, in relation to that or another Relevant Person, any form of moratorium, suspension or deferral of payments, reorganisation of debt (or certain debt) or arrangement with all or a substantial proportion (by number or value) of creditors or of any class of them or any such moratorium, suspension or deferral of payments, reorganisation or arrangement is effected by court order, by the filing of documents with a court, by means of a contract or in any other way at all; or

(x)	any meeting of the members or directors, or of any committee of the board or senior management, of a Relevant Person is held or summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iv) to (ix) or a step preparatory to such action, or (with or without such a meeting) the members, directors or such a committee resolve or agree that such an action or step should be taken or should be taken if certain conditions materialise or fail to materialise; or

(xi)	in a country other than England, any event occurs, any proceedings are opened or commenced or any step is taken which, in the opinion of the Majority Lenders is similar to any of the foregoing; or

(h)	the Borrower or any Owner or any other Security Party ceases or suspends carrying on its business or a part of its business which, in the opinion of the Majority Lenders, is material in the context of this Agreement; or

(i)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i)	for the Borrower, any Owner or any other Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Majority Lenders consider material under a Finance Document; or

(ii)	for the Agent, the Security Trustee or the Lenders to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(j)	any official consent necessary to enable any Owner to own, operate or charter the Ship owned by it or to enable the Borrower or any Security Party to comply with any provision which the Majority Lenders consider material of a Finance Document or an Underlying Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(k)	if the common units of the Borrower cease to be quoted on the Nasdaq National Market in New York or any other internationally recognised stock exchange acceptable to the Lenders or if the whole of the issued share capital of any Owner of a Mortgaged Ship is not wholly-owned by the Borrower; or

(l)	it evidently appears to the Majority Lenders that, without their prior consent, a Change of Control has occurred; or

(m)	any provision which the Majority Lenders consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(n)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(o)	the Borrower or any other Security Party or any other person (other than a Creditor Party) repudiates any of the Finance Documents to which the Borrower or that Security Party or person is a party or evidences an intention to do so; or

(p)	any other event occurs or any other circumstances arise or develop including, without limitation:

(i)	a change in the financial position, state of affairs or prospects of the Borrower, any Owner or any other Security Party; or

(ii)	any accident or other event involving any Ship or another vessel owned, chartered or operated by a Relevant Person; or

(iii)	the threat or commencement of legal or administrative action involving the Borrower, a Ship, any Approved Manager (but in relation to an Approved Manager which is not member of the Group, only insofar it relates to a Ship) or any Security Party; or

(iv)	the withdrawal of any material license or governmental or regulatory approval in respect of a Ship, the Borrower, any Owner or any other Security Party or the Borrower’s or any Security Party’s business (unless such withdrawal can be contested with the effect of suspension and is in fact so contested in good faith by the Borrower or that Security Party), which constitutes a Material Adverse Change.

19.2	Actions following an Event of Default

On, or at any time after, the occurrence of an Event of Default:

(a)	the Agent may, and if so instructed by the Majority Lenders, the Agent shall:

(i)	serve on the Borrower a notice stating that all or part of the Commitments and of the other obligations of each Lender to the Borrower under this Agreement are cancelled; and/or

(ii)	serve on the Borrower a notice stating that all or part of the Loan together with accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii)	take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b)	the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Majority Lenders, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under paragraph (a)(i) or (a)(ii), the Security Trustee, the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners, and/or the Lenders are entitled to take under any Finance Document or any applicable law.

19.3	Termination of Commitments

On the service of a notice under Clause 19.2(a)(i), the Commitments and all other obligations of each Lender to the Borrower under this Agreement shall be cancelled.

19.4	Acceleration of Loan

On the service of a notice under Clause 19.2(a)(ii), all or, as the case may be, the part of the Loan specified in the notice together with accrued interest and all other amounts accrued or owing from the Borrower or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5	Multiple notices; action without notice

The Agent may serve notices under Clauses 19.2(a)(i) or 19.2(a)(ii) simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in Clause 19.2 if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6	Notification of Creditor Parties and Security Parties

The Agent shall send to each Lender, the Security Trustee and each Security Party a copy or the text of any notice which the Agent serves on the Borrower under Clause 19.2; but the notice shall become effective when it is served on the Borrower, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Borrower or any Security Party with any form of claim or defence.

19.7	Creditor Party’s rights unimpaired

Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1.

19.8	Exclusion of Creditor Party liability

No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to the Borrower or a Security Party:

(a)	for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)	as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been directly and mainly caused by the dishonesty or the wilful misconduct of such Creditor Party’s own officers and employees or (as the case may be) such receiver’s or manager’s own partners or employees.

19.9	Relevant Persons

In this Clause 19, a “Relevant Person” means the Borrower and any Security Party.

19.10	Interpretation.

In Clause 19.1(f) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in Clause 19.1(g) “petition” includes an application.

20	FEES AND EXPENSES

20.1	Structuring and commitment fees

The Borrower shall pay to the Agent:

(a)	on or before the date of this Agreement a non-refundable structuring fee in the amount and at the times agreed in a Fee Letter; and

(b)	a non-refundable commitment fee at the rate of 0.75 per cent. per annum on the undrawn or uncancelled amount of the Loan, payable quarterly in arrears to the Agent for distribution among the Lenders pro rata to their Commitments, during the period from (and including) 22 August 2017 (being the date falling 3 months after the date of acceptance of the firm offer letter in relation to this Agreement) to the earlier of (i) the Drawdown Date and (ii) the last day of the Availability Period (and on the last day of such period).

20.2	Costs of negotiation, preparation etc.

The Borrower shall pay to the Agent on its demand the amount of all reasonable legal and other expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document.

20.3	Costs of variations, amendments, enforcement etc.

The Borrower shall pay to the Agent, on the Agent’s demand, for the account of the Creditor Party concerned, the amount of all legal and other expenses (reasonable other than in respect of paragraph (d) below) incurred by a Creditor Party in connection with:

(a)	any amendment or supplement (or any proposal for such an amendment or supplement) requested (or, in the case of a proposal, made) by or on behalf of the Borrower and relating to a Finance Document or any other Pertinent Document;

(b)	any consent, waiver or suspension of rights by the Lenders, the Majority Lenders or the Creditor Party concerned or any proposal for any of the foregoing requested (or, in the case of a proposal, made) by or on behalf of the Borrower under or in connection with a Finance Document or any other Pertinent Document;

(c)	the valuation of any security provided or offered under and pursuant to Clause 15 or any other matter relating to such security; or

(d)	any step taken by the Lender concerned with a view to the preservation, protection, exercise or enforcement of any rights or Security Interest created by a Finance Document or for any similar purpose including, without limitation, any proceedings to recover or retain proceeds of enforcement or any other proceedings following enforcement proceedings until the date all outstanding indebtedness to the Creditor Parties under the Finance Documents and any other Pertinent Document is repaid in full.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.4	Documentary taxes

The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent’s demand, fully indemnify each Creditor Party against any claims, expenses, liabilities and losses resulting from any failure or delay by the Borrower to pay such a tax.

20.5	Certification of amounts

A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 and which indicates (by specifying a detailed breakdown unless the Agent is unable to provide a detailed breakdown due to administrative reasons) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21	INDEMNITIES

21.1	Indemnities regarding borrowing and repayment of Loan

The Borrower shall fully indemnify the Agent and each Lender on the Agent’s demand and the Security Trustee on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)	the Loan not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity after the Drawdown Notice has been served in accordance with the provisions of this Agreement;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)	any failure (for whatever reason) by the Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned under Clause 7) including, but not limited to, any costs and expenses of enforcing any Security Interests created by the Finance Documents and any claims, liabilities and losses which may be brought against, or incurred by, a Creditor Party when enforcing any Security Interests created by the Finance Documents; and

(d)	the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19 (including, without limitation, any costs, expenses or liabilities incurred for a Creditor Party in relation to any Insurances taken or arranged by that Creditor Party following the occurrence of an Event of Default in relation to port risks, new liability insurance or any other type of insurance), and in respect of any tax (other than tax on its overall net income and a FATCA Deduction) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2	Break Costs

If a Lender (the “Notifying Lender”) notifies the Agent that as a consequence of receipt or recovery of all or any part of the Loan (a “Payment”) on a day other than the last day of an Interest Period applicable to the sum received or recovered the Notifying Lender has or will, with effect from a specified date, incur Break Costs:

(a)	the Agent shall promptly notify the Borrower of a notice it receives from a Notifying Lender under this Clause 21.2;

(b)	the Borrower shall, within three Business Days of the Agent’s demand, pay to the Agent for the account of the Notifying Lender the amount of such Break Costs; and

(c)	the Notifying Lender shall, as soon as reasonably practicable, following a request by the Borrower, provide a certificate confirming the amount of the Notifying Lender’s Break Costs for the Interest Period in which they accrue, such certificate to be, in the absence of manifest error, conclusive and binding on the Borrower.

In this Clause 21.2, “Break Costs” means, in relation to a Payment the amount (if any) by which:

(i)	the interest which the Notifying Lender, should have received in accordance with Clause 5 in respect of the sum received or recovered from the date of receipt or recovery of such Payment to the last day of the then current Interest Period applicable to the sum received or recovered had such Payment been made on the last day of such Interest Period;

exceeds

(ii)	the amount which the Notifying Lender, would be able to obtain by placing an amount equal to such Payment on deposit with a leading bank in the Relevant Interbank Market for a period commencing on the Business Day following receipt or recovery of such Payment (as the case may be) and ending on the last day of the then current Interest Period applicable to the sum received or recovered.

21.3	Other breakage costs

Without limiting its generality, Clause 21.1 covers any claim, expense, liability or loss, including (without limitation):

(a)	a loss of a prospective profit, incurred by a Lender in borrowing, liquidating or re-employing deposits from third parties acquired, contracted for or arranged to fund, effect or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount) other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the gross negligence or wilful misconduct of the officers or employees of the Creditor Party concerned; and

(b)	any applicable legal fees.

21.4	Miscellaneous indemnities

The Borrower shall fully indemnify each Creditor Party severally on their respective demands, without prejudice to any of their other rights under any of the Finance Documents, in respect of all claims, expenses, liabilities and losses which may be made or brought against or sustained or incurred by a Creditor Party, in any country, as a result of or in connection with:

(a)	any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document;

(b)	investigating any event which the Creditor Party concerned reasonably believes constitutes an Event of Default or Potential Event of Default;

(c)	acting or relying on any notice, request or instruction which the Creditor Party concerned reasonably believes to be genuine, correct and appropriately authorised; or

(d)	any other Pertinent Matter,

other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the dishonesty, gross negligence or wilful misconduct of the officers or employees of the Creditor Party concerned.

21.5	Environmental Indemnity

Without prejudice to the generality of Clauses 21.1 and 21.4, this Clause 21.5 covers any claims, demands, proceedings, taxes, losses, liabilities or expenses of every kind which arise, or are asserted, under or in connection with any law relating to safety at sea, pollution or the protection of the environment, the ISM Code or the ISPS Code or any Environmental Law.

21.6	Currency indemnity

If any sum due from the Borrower or any Security Party to a Creditor Party under a Finance Document or under any order, award or judgment relating to a Finance Document (a “Sum”) has to be converted from the currency in which the Finance Document provided for the Sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making, filing or lodging any claim or proof against the Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order, judgment or award from any court or other tribunal in relation to any litigation or arbitration proceedings; or

(c)	enforcing any such order, judgment or award,

the Borrower shall as an independent obligation, within three Business Days of demand, indemnify the Creditor Party to whom that Sum is due against any cost, loss or liability arising when the payment actually received by that Creditor Party is converted at the available rate of exchange back into the Contractual Currency including any discrepancy between (A) the rate of exchange actually used to convert the Sum from the Payment Currency into the Contractual Currency and (B) the available rate of exchange.

In this Clause 21.6, the “available rate of exchange” means the rate at which the Creditor Party concerned is able at the opening of business (London time) on the Business Day after it receives the Sum to purchase the Contractual Currency with the Payment Currency.

The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

If any Creditor Party receives any Sum in a currency other than the Contractual Currency, the Borrower shall indemnify in full the Creditor Party concerned against any cost, loss or liability arising directly or indirectly from any conversion of such Sum to the Contractual Currency.

This Clause 21.6 creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.7	Mandatory Cost

The Borrower shall, on demand by the Agent, pay to the Agent for the account of the relevant Lender, such amount which any Lender certifies in a notice to the Agent to be its good faith determination of the amount necessary to compensate it for complying with:

(a)	in the case of a Lender lending from a lending office in a Participating Member State, the minimum reserve requirements (or other requirements having the same or similar purpose) of the European Central Bank or any other authority or agency which replaces all or any of its functions) in respect of loans made from that lending office; and

(b)	in the case of any Lender lending from a lending office in the United Kingdom, any reserve asset, special deposit or liquidity requirements (or other requirements having the same or similar purpose) of the Bank of England (or any other governmental authority or agency) and/or paying any fees to the Financial Conduct Authority and/or the Prudential Regulation Authority (or any other governmental authority or agency which replaces all or any of their functions), which, in each case, is referable to that Lender’s participation in the Loan.

21.8	Certification of amounts

A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21.9	Sums deemed due to a Lender

For the purposes of this Clause 21, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

22	NO SET-OFF OR TAX DEDUCTION

22.1	No deductions

All amounts due from the Borrower under a Finance Document shall be paid:

(a)	without any form of set off, counter-claim, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

22.2	Grossing-up for taxes

If, at any time, the Borrower is required by law, regulation or regulatory requirement to make a tax deduction from any payment due under a Finance Document:

(a)	the Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b)	the amount due in respect of the payment shall be increased by the amount necessary to ensure that, after the making of such tax deduction, each Creditor Party receives on the due date for such payment (and retains free from any liability relating to the tax deduction) a net amount which is equal to the full amount which it would have received had no such tax deduction been required to be made; and

(c)	the Borrower shall pay the full amount of the tax required to be deducted to the appropriate taxation authority promptly in accordance with the relevant law, regulation or regulatory requirement, and in any event before any fine or penalty arises.

22.3	Indemnity and evidence of payment of taxes

The Borrower shall fully indemnify each Creditor Party on the Agent’s demand in respect of all claims, expenses, liabilities and losses incurred by any Creditor Party by reason of any failure of the Borrower to make any tax deduction or by reason of any increased payment not being made on the due date for such payment in accordance with Clause 22.2. Within 30 days after making any tax deduction, the Borrower shall deliver to the Agent any receipts, certificates or other documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4	Exclusion of tax on overall net income

In this Agreement “tax deduction” means any deduction or withholding from any payment due under a Finance Document for or on account of any present or future tax except:

(a)	tax on a Creditor Party’s overall net income; and

(b)	a FATCA Deduction.

22.5	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party; and

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to sub-paragraph (i) of paragraph (a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Creditor Party to do anything and sub-paragraph (iii) of paragraph (a) above shall not oblige any other Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraphs (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)	If a Lender knows or has reason to know that the Borrower is a US Tax Obligor, or where the Agent reasonably believes that its obligations under FATCA require it, each Lender shall, within ten Business Days of:

(i)	where the Lender knows or has reason to know that the Borrower is a US Tax Obligor and the relevant Lender is a Party as at the date of this Agreement, the date of this Agreement;

(ii)	where the Lender knows or has reason to know that the Borrower is a US Tax Obligor and the relevant Lender became a Party after the date of this Agreement, the date on which the relevant Transfer Certificate became effective; or

(iii)	the date of a request from the Agent,

supply to the Agent:

(iv)	a withholding certificate on US Internal Revenue Service Form W-8 or Form W-9 (or any successor form) (as applicable); or

(v)	any withholding statement and other documentation, authorisations and waivers as the Agent may require to certify or establish the status of such Lender under FATCA.

The Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Lender pursuant to this paragraph (e) to the Borrower, to the extent required for compliance with FATCA or any other law or regulation, and shall be entitled to rely on any such withholding certificate, withholding statement, documentation, authorisations and waivers provided without further verification. The Agent shall not be liable for any action taken by it under or in connection with this paragraph (e).

(f)	Each Lender agrees that if any withholding certificate, withholding statement, documentation, authorisations and waivers provided to the Agent pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, it shall promptly update such withholding certificate, withholding statement, documentation, authorisations and waivers or promptly notify the Agent in writing of its legal inability to do so. The Agent shall provide any such updated withholding certificate, withholding statement, documentation, authorisations and waivers to the Borrower, to the extent required for compliance with FATCA or any other law or regulation. The Agent shall not be liable for any action taken by it under or in connection with this paragraph (f).

22.6	FATCA Deduction

(a)	Each Party may make any FATCA Deduction as it reasonably determines it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Creditor Parties.

23	ILLEGALITY, ETC.

23.1	Illegality

This Clause 22.4 applies if a Lender (the “Notifying Lender”) notifies the Agent that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied or declared by any Sanctions Authority to be contrary to, Sanctions; or

(b)	contrary to, or inconsistent with, any regulation,

for the Notifying Lender to perform, maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement or to fund or maintain the Loan.

23.2	Notification of illegality

The Agent shall promptly notify the Borrower, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 which the Agent receives from the Notifying Lender.

23.3	Prepayment; termination of Commitment

On the Agent notifying the Borrower under Clause 23.2, the Notifying Lender’s Commitment shall be immediately cancelled; and thereupon or, if later, on the date specified in the Notifying Lender’s notice under Clause 23.1 as the date on which the notified event would become effective the Borrower shall prepay the Notifying Lender’s Contribution on the last day of the then current Interest Period in accordance with Clauses 8.12 and 8.13(a).

24	INCREASED COSTS

24.1	Increased costs

Subject to Clause 24.4 (Exceptions), the Borrower shall, within 10 Business Days of a demand by the Agent, pay for the account of a Creditor Party the amount of any increased costs incurred by that Creditor Party or any of its affiliates as a result of:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation; or

(b)	compliance with any law or regulation made,

in each case after the date of this Agreement; or

(c)	the implementation, application of or compliance with Basel III, CRD IV or any law or regulation that implements or applies Basel III, CRD IV, CRR or any other law or regulation which implements Basel III.

24.2	Meaning of “increased cost”

In this Agreement, “increased cost” means:

(a)	a reduction in the rate of return from the Facility or on a Creditor Party’s (or its affiliate’s) overall capital; or

(b)	an additional or increased cost; or

(c)	a reduction of any amount due and payable under any Finance Document which is incurred or suffered by a Creditor Party or any of its affiliates to the extent that it is attributable to that Creditor Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

24.3	Increased cost claims

(a)	A Creditor Party intending to make a claim pursuant to Clause 24.1 shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b)	Each Creditor Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its increased costs.

24.4	Exceptions

Clause 24.1 does not apply to the extent any increased cost is:

(a)	attributable to a tax deduction (as such term is defined in Clause 22.4) required by law to be made by an Obligor;

(b)	attributable to a FATCA Deduction required to be made by a Party;

(c)	compensated for by any payment made pursuant to Clause 21.7 (Mandatory Cost); or

(d)	attributable to the wilful breach by the relevant Creditor Party or its affiliates of any law or regulation.

25	SET-OFF

25.1	Application of credit balances

Each Creditor Party may without prior notice to the Borrower but with prior notice to the Agent:

(a)	apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Borrower to that Creditor Party under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Borrower;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars; and

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2	Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3	Sums deemed due to a Lender

For the purposes of this Clause 25, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender’s proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4	No Security Interest

This Clause 25 gives the Creditor Parties a contractual right of set-off only, and does not create any equitable charge or other Security Interest over any credit balance of the Borrower.

26	TRANSFERS AND CHANGES IN LENDING OFFICES

26.1	Transfer by Borrower

The Borrower may not assign or transfer any of its rights, liabilities or obligations under any Finance Document.

26.2	Transfer by a Lender

Subject to Clause 26.4, a Lender (the “Transferor Lender”) may at any time cause:

(a)	its rights in respect of all or part of its Contribution; or

(b)	its obligations in respect of all or part of its Commitment; or

(c)	a combination of (a) and (b); or

(d)	all or part of its credit risk under this Agreement and the other Finance Documents,

to be syndicated to or, (in the case of its rights) assigned, pledged or transferred to, or (in the case of its obligations) pledged or assumed by any third party (a “Transferee Lender”) by delivering to the Agent a completed certificate in the form set out in Schedule 5 with any modifications approved or required by the Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender.

However any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Agreement.

The prior consent of the Borrower (such consent not to be unreasonably withheld, delayed or conditioned) is required for a syndication or, (in the case of its rights) assignment, pledge or transfer, or (in the case of its obligations) pledge or assumption pursuant to this Clause 26.2, unless:

(i)	the Transferee Lender is another Lender or an affiliate or a company or financial institution which is in the same ownership or control as one of the Lenders; or

(ii)	an Event of Default has occurred at the relevant time.

With respect to the Transferor Lender’s notice requesting the Borrower’s consent under this Clause 26.2, such consent shall be deemed granted if the Borrower has failed to object to such request by written notice to the Transferor Lender within five Business Days from the Borrower’s receipt of the Transferor Lender’s notice.

The Borrower shall not be liable for any costs or expenses of the Transferor Lender, the Transferee Lender or any other party under or in connection with any assignment or other transfer pursuant to this Clause 26.2.

26.3	Transfer Certificate, delivery and notification

As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrower, the Security Parties, the Security Trustee and each of the other Lenders;

(b)	on behalf of the Transferee Lender, send to the Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it; and

(c)	send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above.

26.4	Effective Date of Transfer Certificate

A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date, Provided that it is signed by the Agent under Clause 26.3 on or before that date.

26.5	No transfer without Transfer Certificate

Except as provided in Clause 26.17, no assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, the Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6	Lender re-organisation; waiver of Transfer Certificate

However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the “successor”), the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender only upon receipt by the Agent of a notice to this effect and evidence that all rights and obligations have automatically and by operation of law vested in the successor by virtue of the merger, de-merger or other reorganisation, without the need for the execution and delivery of a Transfer Certificate; the Agent shall in that event inform the Borrower and the Security Trustee accordingly.

26.7	Effect of Transfer Certificate

A Transfer Certificate takes effect in accordance with English law as follows:

(a)	to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d)	the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)	any part of the Loan which the Transferee Lender advances after the Transfer Certificate’s effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor’s title and any rights or equities of the Borrower or any Security Party against the Transferor Lender had not existed;

(f)	the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Clause 5.7 and Clause 20, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)	in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of the Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8	Maintenance of register of Lenders

During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrower during normal banking hours, subject to receiving at least three Business Days’ prior notice.

26.9	Reliance on register of Lenders

The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10	Authorisation of Agent to sign Transfer Certificates

The Borrower, the Security Trustee and each Lender irrevocably authorise the Agent to sign Transfer Certificates on its behalf. The Borrower and each Security Party irrevocably agrees to the transfer procedures set out in this Clause 26 and to the extent the cooperation of the Borrower and/or any Security Party shall be required to effect any such transfer, the Borrower and such Security Party shall take all necessary steps to afford such cooperation Provided that this shall not result in any additional costs to the Borrower or such Security Party.

26.11	Registration fee

In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $2,500 from the Transferor Lender or (at the Agent’s option) the Transferee Lender.

26.12	Sub-participation; subrogation assignment

A Lender may sub-participate or include in a securitisation or similar transaction all or any part of its rights and/or obligations under or in connection with the Finance Documents without the Borrower’s prior consent and without serving a notice thereon; the Lenders may assign without the Borrower’s prior consent and without serving a notice thereon all or any part of the rights referred to in the preceding sentence to an insurer or surety who has become subrogated to them.

26.13	Sub-division, split, modification or re-tranching

Any Lender may, in its sole discretion, sub-divide, split, sever, modify or re-tranche its Contribution into one or more parts subject to the overall cost of its Contribution to the Borrower remaining unchanged, if such changes are necessary in order to achieve a successful execution of a securitisation, syndication or any other capital market exit in respect of its Contribution (or any applicable part thereof).

26.14	Borrower’s cooperation and confidentiality

The Borrower shall, and shall procure that each Owner and any other Security Party shall:

(a)	provide the Creditor Parties (or any of them) with all information deemed, reasonably, necessary by the Creditor Parties (or any of them) for the purposes of any transfer, syndication or sub-participation to be effected pursuant to this Clause 26; and

(b)	procure that the directors and officers of the Borrower, any Owner or any other Security Party are available to participate in any meeting with any Transferee Lender or any rating agency at such times and places as the Creditor Parties may reasonably request on notice (to be served on the Borrower reasonably in advance) to the Borrower, that Owner or that Security Party.

The Borrower shall not and shall ensure that no Security Party will publish any details regarding the Loan or any of the Finance Documents without the prior written consent of the Agent.

26.15	Change of lending office

A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a)	the date on which the Agent receives the notice; and

(b)	the date, if any, specified in the notice as the date on which the change will come into effect.

26.16	Notification

On receiving such a notice, the Agent shall notify the Borrower and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

26.17	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 26, each Lender may without consulting with or obtaining consent from the Borrower or any Security Party, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security Interest shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by the Borrower or any Security Party or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

26.18	Replacement of Reference Bank

If any Reference Bank ceases to be a Lender or is unable on a continuing basis to supply quotations for the purposes of Clause 5 then, unless the Borrower, the Agent and the Majority Lenders otherwise agree, the Agent, acting on the instructions of the Majority Lenders, and after consulting the Borrower, shall appoint another bank (whether or not a Lender) to be a replacement Reference Bank; and, when that appointment comes into effect, the first-mentioned Reference Bank’s appointment shall cease to be effective.

26.19	Securitisation

The Borrower shall, and the Borrower shall procure that each Security Party will, assist the Agent and/or any Lender in achieving a successful securitisation (or similar transaction) in respect of the Loan and the Finance Documents and such Security Party’s reasonable costs for providing such assistance shall be met by the relevant Lender. The Borrower, if requested by the Agent, shall provide documentation evidencing the purchase price of each Ship when acquired by the relevant Borrower.

26.20	No additional costs

If a Transferor Lender assigns or transfers any of its rights or obligations under the Finance Documents and as a result of circumstances existing at the date the assignment or transfer occurs, the Borrower or a Security Party would be obliged to make a payment to the Transferee Lender under Clause 26.2 or under that clause as incorporated by reference or in full in any other Finance Document, then the Transferee Lender is only entitled to receive payment under that clause to the same extent as the Transferor Lender would have been if the assignment or transfer had not occurred.

27	VARIATIONS AND WAIVERS

27.1	Required consents

(a)	Subject to Clause 27.2 any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all Creditor Parties and the Borrower.

(b)	Any instructions given by the Majority Lenders will be binding on all the Creditor Parties.

(c)	The Agent may effect, on behalf of any Creditor Party, any amendment or waiver permitted by this Clause.

27.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” or “Finance Documents” in Clause 1.1;

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest fees, commission or other amount payable under any of the Finance Documents;

(iv)	an increase in or an extension of any Lender’s Commitment;

(v)	any provision which expressly requires the consent of all the Lenders; or

(vi)	Clause 3 (Position of the Lenders), Clause 11.5 (Information provided to be accurate), 11.6 (Provision of financial statements), 11.7 (Form of financial statements), Clause 11.16 (Provision of Further Information), Clause 26 (Transfers and Changes in Lending Offices) or this Clause 27.2

(vii)	any release of any Security Interest, guarantee, indemnities or subordination arrangement created by any Finance Document;

(viii)	any change of the currency in which the Loan is provided or any amount is payable under any of the Finance Documents;

(ix)	an extension of the Availability Period in relation to any Advance; or

(x)	a change in Clauses 16.4 or 22,

may not be effected without the prior written consent of all Lenders.

(b)	An amendment or waiver which relates to the rights or obligations of the Agent, a Mandated Lead Arranger, an Arranger, the Security Trustee or a Reference Bank may not be effected without the consent of the Agent, that Mandated Lead Arranger, that Arranger, the Security Trustee or that Reference Bank, as the case may be.

(c)	The Borrower and a Creditor Party may amend or waive a term of a Fee Letter to which they are party.

27.3	Exclusion of other or implied variations

Except for a document which satisfies the requirements of Clauses 27.1 and 27.2, no document, and, subject to Clause 27.5, no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by the Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

27.4	Replacement of Screen Rate

(a)	Subject to Clause 27.3, if the Screen Rate is not available for Dollars, any amendment or waiver which relates to providing for another benchmark rate to apply in relation to Dollars, in place of that Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that benchmark rate) may be made with the consent of the Majority Lenders and the Security Parties.

(b)	If any Lender fails to respond to a request for an amendment or waiver described in paragraph (a) above within 5 Business Days (unless the Borrower and the Agent agree to a longer time period in relation to any request) of that request being made:

(i)	its Commitment shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

27.5	Deemed consent

With respect to any amendment, variation, waiver, suspension or limit requested by any Party and which requires the approval of all the Lenders or the Majority Lenders (as the case may be), the Agent shall provide each Lender with written notice of such request accompanied by such detailed background information as may be reasonably necessary (in the opinion of the Agent) to determine whether to approve such action. A Lender shall be deemed to have approved such action if such Lender fails to object to such action by written notice to the Agent within 10 days of that Lender’s receipt of the Agent’s notice or such other time as the Agent may state in the relevant notice as being the time available for approval of such action.

28	NOTICES

28.1	General

Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2	Addresses for communications

A notice by letter or fax shall be sent:

(a) to the Borrower:	c/o Capital Ship Management Corp.
3, Iassonos Street 185 37 Piraeus Greece

Fax No: +30 210 4285 679

for the attention of:	Capital Product Partners L.P./Chief Financial Officer

(b) to a Lender:	At the address next to its name in Schedule 1 or (as the case may require) in the relevant Transfer Certificate.

for the attention of:	the Manager

(c) to the Agent and Security Trustee:

for general matters:	HSH Nordbank AG
UB 25 Shipping
Shipping Clients International
Gerhart-Hauptmann-Platz 50 20095 Hamburg
Germany

Fax No: +30 210 429 5323/+49 40 3333 6 10903

Attn: Mr Loukas Lagaras/Mr Stefan Zimowski

for credit administrative matters:	HSH Nordbank AG
Loan and Collateral Management
Shipping International
Gerhart-Hauptmann-Platz 50 20095 Hamburg
Germany
Fax No: +49 40 3333 34118

or to such other address as the relevant Party may notify the Agent or, if the relevant Party is the Agent or the Security Trustee, the Borrower, the Lenders and the Security Parties.

28.3	Effective date of notices

Subject to Clauses 28.4 and 28.5:

(a)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered; and

(b)	a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

28.4	Service outside business hours

However, if under Clause 28.3 a notice would be deemed to be served:

(a)	on a day which is not a business day in the place of receipt; or

(b)	on such a business day, but after 5 p.m. local time,

the notice shall (subject to Clause 28.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

28.5	Illegible notices

Clauses 28.3 and 28.4 do not apply if the recipient of a notice notifies the sender within 1 hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6	Valid notices

A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7	Electronic communication

Any communication from the Agent or the other Creditor Parties made by electronic means will be sent unsecured and without electronic signature, however, the Borrower may request the Agent and the other Creditor Parties at any time in writing to change the method of electronic communication from unsecured to secured electronic mail communication.

The Borrower hereby acknowledges and accepts the risks associated with the use of unsecured electronic mail communication including, without limitation, risk of delay, loss of data, confidentiality breach, forgery, falsification and malicious software. The Agent and the other Creditor Parties shall not be liable in any way for any loss or damage or any other disadvantage suffered by the Borrower resulting from such unsecured electronic mail communication.

If the Borrower or any Security Party wish to cease all electronic communication, they shall give written notice to the Agent and the other Creditor Parties accordingly after receipt of which notice the Parties shall cease all electronic communication.

For as long as electronic communication is an accepted form of communication, the Parties shall:

(a)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(b)	notify each other of any change to their respective addresses or any other such information supplied to them.

28.8	English language

Any notice under or in connection with a Finance Document shall be in English.

28.9	Meaning of “notice”

In this Clause 28, “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

29	BAIL-IN

29.1	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

30	CONFIDENTIAL INFORMATION

30.1	Confidentiality

Each Creditor Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 30.2 or 30.3 and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

30.2	Disclosure of Confidential Information

Any Creditor Party may disclose:

(a)	to any of its affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives such Confidential Information as that Creditor Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent or Security Trustee and, in each case, to any of that person’s affiliates, Related Funds, representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or the Borrower and/or any Security Party and to any of that person’s affiliates, Related Funds, representatives and professional advisers;

(iii)	appointed by any Creditor Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in sub-paragraph (i) or (ii) of paragraph (b) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitrations, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Creditor Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 26.17 (Security over Lenders’ rights);

(viii)	who is a Party, a member of the Group or any related entity of the Borrower and/or any Security Party;

(ix)	as a result of the registration of any Finance Document as contemplated by any Finance Document or any legal opinion obtained in connection with any Finance Document; or

(x)	with the consent of the Borrower;

in each case, such Confidential Information as that Creditor Party shall consider appropriate if:

(A)	in relation to sub-paragraphs (i), (ii) and (iii) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to sub-paragraph (iv) of paragraph (b) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to sub-paragraphs (v), (vi) and (vii) of paragraph (b) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Creditor Party, it is not practicable so to do in the circumstances;

(c)	to any person appointed by that Creditor Party or by a person to whom sub-paragraph (i) or (ii) of paragraph (b) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered in to a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Creditor Party;

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Borrower and/or any Security Party.

Each Creditor Party is released from its respective obligations of secrecy and from banking confidentiality under any law or regulation applicable to it.

30.3	Disclosure to numbering service providers

(a)	Any Creditor Party may disclose to any national or international numbering service provider appointed by that Creditor Party to provide identification numbering services in respect of this Agreement, the Loan and/or the Borrower and/or any Security Party the following information:

(i)	names of the Borrower and the Security Parties;

(ii)	country of domicile of the Borrower and the Security Parties;

(iii)	place of incorporation of the Borrower and the Security Parties;

(iv)	date of this Agreement;

(v)	Clause 33 (Law and jurisdiction);

(vi)	the names of the Agent, each Mandated Lead Arranger and each Arranger;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amount of Total Commitments;

(ix)	currency of the Loan;

(x)	type of facility;

(xi)	ranking of Loan;

(xii)	Final Repayment Date;

(xiii)	changes to any of the information previously supplied pursuant to sub-paragraphs (i) to (xii) above; and

(xiv)	such other information agreed between such Creditor Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Loan and/or the Borrower and/or any Security Party by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	The Borrower represents, on behalf of itself and each Security Party, that none of the information set out in sub-paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Agent shall notify the Borrower and the other Creditor Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Loan and/or the Borrower and/or any Security Party; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Loan and/or the Borrower and/or any Security Party by such numbering service provider.

30.4	Entire agreement

This Clause 30 constitutes the entire agreement between the Parties in relation to the obligations of the Creditor Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

30.5	Inside information

Each of the Creditor Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Creditor Parties undertakes not to use any Confidential Information for any unlawful purpose.

30.6	Notification of disclosure

Each of the Creditor Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to sub-paragraph (v) of paragraph (b) of Clause 30.2 except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 30.

30.7	Continuing obligations

The obligations in this Clause 30 are continuing and, in particular, shall survive and remain binding on each Creditor Party for a period of 12 months from the earlier of:

(a)	the date on which all amounts payable by the Borrower under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Creditor Party otherwise ceases to be a Creditor Party.

31	CONFIDENTIALITY OF COST OF FUNDING AND REFERENCE BANK QUOTATIONS

31.1	Confidentiality and disclosure

(a)	The Agent and the Borrower agree to keep the Cost of Funding of each Lender (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)	The Agent may disclose:

(i)	the Cost of Funding of each Lender (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Borrower pursuant to Clause 5.4; and

(ii)	the Cost of Funding of any Lender or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement in such form of confidentiality undertaking agreed between the Agent and the relevant Lender or Reference Bank, as the case may be.

(c)	The Agent may disclose the Cost of Funding of any Lender or any Reference Bank Quotation, and the Borrower may disclose the Cost of Funding of any Lender, to:

(i)	any of its affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives, if any person to whom the Cost of Funding of that Lender or Reference Bank Quotation is to be given pursuant to this sub-paragraph (i) is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the Cost of Funding of that Lender or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

(ii)	any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom the Cost of Funding of that Lender or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the Borrower, as the case may be, it is not practicable to do so in the circumstances;

(iii)	any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom the Cost of Funding of that Lender or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the Borrower, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d)	The Agent’s obligations in this Clause 31 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 5.4 provided that (other than pursuant to sub-paragraph (i) of paragraph (b) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

31.2	Related Obligations

(a)	The Agent and the Borrower acknowledge that the Cost of Funding of each Lender (and, in the case of the Agent, each Reference Bank Quotation) is or may be price sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and the Borrower undertake not to use the Cost of Funding of any Lender or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(b)	The Agent and the Borrower agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

(i)	of the circumstances of any disclosure made pursuant to sub-paragraph (ii) of paragraph (c) of Clause 31.1 except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 31.

32	SUPPLEMENTAL

32.1	Rights cumulative, non-exclusive

The rights and remedies which the Finance Documents give to each Creditor Party are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

32.2	Severability of provisions

If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

32.3	Counterparts

A Finance Document may be executed in any number of counterparts.

32.4	Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement save for any Reference Bank which may rely on any Clause of this Agreement which expressly confers rights on it.

32.5	Benefit and binding effect

The terms of this Agreement shall be binding upon, and shall enure to the benefit of, the Parties hereto and their respective (including subsequent) successors and permitted assigns and transferees.

33	LAW AND JURISDICTION

33.1	English law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

33.2	Exclusive English jurisdiction

Subject to Clause 33.3, the courts of England shall have exclusive jurisdiction to settle any Dispute.

33.3	Choice of forum for the exclusive benefit of the Creditor Parties

Clause 33.2 is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a)	to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a Dispute.

33.4	Process agent

The Borrower irrevocably appoints Curzon Maritime Ltd. at their office for the time being, presently at St. Clare House, 30-33 Minories, London EC3N 1DJ, England to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

33.5	Creditor Party rights unaffected

Nothing in this Clause 33 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

33.6	Meaning of “proceedings” and “Dispute”

In this Clause 33, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure and a “Dispute” means any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) or any non-contractual obligation arising out of or in connection with this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

LENDERS AND COMMITMENTS

Lender	Lending Office	Commitment (US Dollars)
Alpha Bank S.A.	40 Stadiou Street 10252 Athens Greece	43,000,000
BNP Paribas	16 Rue de Hanovre 75002 Paris France	50,000,000
HSH Nordbank AG	Gerhart-Hauptmann-Platz 50 20095 Hamburg Germany	165,500,000
ING Bank N.V., London Branch	8-10 Moorgate London EC2R 6DA England	63,000,000
National Bank of Greece S.A.	2 Bouboulinas Street & Akti Miaouli 185 35 Piraeus Greece	65,000,000
Piraeus Bank S.A.	4 Amerikis Street 105 64 Athens Greece	33,500,000
Skandinaviska Enskilda Banken AB (Publ)	Kungsträdgårdsgatan 8 106 40 Stockholm Sweden	40,000,000
	Total Commitments	460,000,000

SCHEDULE 2

DETAILS OF SHIPS

PART A

MODERN FLEET

Ship	Name of Ship	Owner of Ship	IMO Number	Type	Year Built	DWT (TEU)	Approved Flag
Ship I	ACTIVE	Isiodos Product Carrier S.A.	9700342	MR Product Tanker	2015	50,136	Liberia
Ship II	AMADEUS	Titanas Product Carrier S.A.	9700469	MR Product Tanker	2015	50,108	Liberia
Ship III	ARISTOTELIS	Aenaos Product Carrier S.A.	9633501	MR Product Tanker	2013	51,604	Liberia
Ship IV	CMA CGM AMAZON	Dias Container Carrier S.A.	9706308	Container	2015	9,162 (TEU)	Liberia
Ship V	CMA CGM MAGDALENA	Atrotos Container Carrier S.A.	9724049	Container	2016	9,288 (TEU)	Liberia
Ship VI	CMA CGM URUGUAY	Poseidon Container Carrier S.A.	9706310	Container	2015	9,162 (TEU)	Liberia
Ship VII	HYUNDAI PARAMOUNT	Iason Container Carrier S.A	9625542	Container	2013	5,023 (TEU)	Liberia
Ship VIII	HYUNDAI PLATINUM	Cronus Container Carrier S.A.	9637155	Container	2013	5,023 (TEU)	Liberia
Ship IX	HYUNDAI PREMIUM	Hercules Container Carrier S.A.	9625530	Container	2013	5,023 (TEU)	Liberia
Ship X	HYUNDAI PRESTIGE	Anax Container Carrier S.A.	9625528	Container	2013	5,023 (TEU)	Liberia
Ship XI	HYUNDAI PRIVILEGE	Thiseas Container Carrier S.A	9625554	Container	2013	5,023 (TEU)	Liberia

PART B

REMAINING FLEET

Ship	Name of Ship	Owner of Ship	IMO Number	Type	Year Built	DWT (TEU)	Approved Flag
Ship XII	AGAMEMNON	Agamemnon Container Carrier Corp.	9315381	Container	2007	7,943 (TEU)	Liberia
Ship XIII	AGISILAOS	Polarwind Maritime S.A.	9315745	MR Product Tanker	2006	36,725	Marshall Islands
Ship XIV	AIAS	Aias Carriers Corp.	9337004	Suezmax Tanker	2008	150,096	Malta
Ship XV	AKERAIOS	Laredo Maritime Inc.	9328297	MR Product Tanker	2007	47,786	Liberia
Ship XVI	ALKIVIADIS	Adrian Shipholding Inc.	9327437	MR Product Tanker	2006	36,721	Marshall Islands
Ship XVII	AMORE MIO II	Baymont Enterprises Incorporated	9226968	Suezmax Tanker	2001	159,981	Liberia
Ship XVIII	AMOUREUX	Amoureux Carriers Corp.	9337016	Suezmax Tanker	2008	150,096	Liberia
Ship XIX	ANEMOS I	Splendor Shipholding S.A.	9327463	MR Product Tanker	2007	47,823	Liberia
Ship XX	APOSTOLOS	Lorenzo Shipmanagement Inc.	9327451	MR Product Tanker	2007	47,782	Liberia
Ship XXI	ARIONAS	Carnation Shipping Company	9315757	MR Product Tanker	2006	37,627	Marshall Islands
Ship XXII	ARCHIMIDIS	Archimidis Container Carrier Corp.	9315379	Container	2006	7,943 (TEU)	Liberia
Ship XXIII	ASSOS	Canvey Shipmanagement Co.	9327449	MR Product Tanker	2006	47,872	Liberia
Ship XXIV	ATROTOS	Epicurus Shipping Company	9328285	MR Product Tanker	2007	47,786	Liberia
Ship XXV	AVAX	Apollonas Shipping Company	9315939	MR Product Tanker	2007	47,873	Liberia
Ship XXVI	AXIOS	Iraklitos Shipping Company	9315941	MR Product Tanker	2007	47,830	Liberia
Ship XXVII	AYRTON II	Navarro International S.A.	9410014	MR Product Tanker	2009	51,000	Liberia
Ship XXVIII	AIOLOS (ex BRITISH EMISSARY)	Tempest Maritime Inc.	9315769	MR Product Tanker	2007	37,000	Marshall Islands
Ship XXIX	ATLANTAS II (ex BRITISH ENSIGN)	Shipping Rider Co.	9312913	MR Product Tanker	2006	37,615	Marshall Islands
Ship XXX	AKTORAS (ex BRITISH ENVOY)	Centurion Navigation Limited	9312925	MR Product Tanker	2006	37,582	Marshall Islands
Ship XXXI	CAPE AGAMEMNON	Patroklos Marine Corp.	9451264	Capesize Bulker	2010	179,221	Liberia
Ship XXXII	MILTIADIS M II	Miltiadis M II Carriers Corp.	9311610	Suezmax Tanker	2006	159,358	Liberia
Ship XXXIII	SEAWAYS KIMOLOS (ex OVERSEAS KIMOLOS	Belerion Maritime Co.	9384019	MR Product Tanker	2008	51,218	Marshall Islands
Ship XXXIV	ALEXANDROS II (ex OVERSEAS SERIFOS)	Sorrel Shipmanagement, Inc.	9384021	MR Product Tanker	2008	51,257	Marshall Islands
Ship XXXV	SEAWAYS SIFNOS (ex OVERSEAS SIFNOS)	Wind Dancer Shipping, Inc.	9384033	MR Product Tanker	2008	51,225	Marshall Islands

SCHEDULE 3

DRAWDOWN NOTICE

To:	HSH Nordbank AG

Gerhart-Hauptmann-Platz 50

20095 Hamburg

Germany

Attention: Loans Administration

[●] 2017

1	We refer to the loan agreement (the “Loan Agreement”) dated [●] September 2017 and made between (i) ourselves, as Borrower, (ii) the Lenders referred to therein, (iii) yourselves and ING Bank N.V., London Branch as Mandated Lead Arrangers and Bookrunners, (iv) BNP Paribas and National Bank of Greece S.A. as Arrangers and (v) yourselves as Agent and Security Trustee in connection with a secured term loan facility of up to $460,000,000. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2	We request to borrow as follows:

(a)	Amount of Advance: $[●];

(b)	Drawdown Date: [●];

(c)	Duration of the first Interest Period shall be [●] months; and

(d)	Payment instructions: account in our name and numbered [●] with [●] of [●].

3	We represent and warrant that:

(a)	the representations and warranties in Clause 10 of the Loan Agreement would remain true and not misleading if repeated on the date of this Drawdown Notice with reference to the circumstances now existing; and

(b)	no Event of Default or Potential Event of Default has occurred or will result from the borrowing of the Advance.

4	This Drawdown Notice cannot be revoked without the prior consent of the Majority Lenders.

5	[We authorise you to deduct the commitment fee(s) payable pursuant to in Clause 20.1(b)].

[Director]

for and on behalf of

CAPITAL PRODUCT PARTNERS L.P.

SCHEDULE 4

CONDITION PRECEDENT DOCUMENTS

PART A

The following are the documents referred to in Clause 9.1(a) required before service of the Drawdown Notice.

1	A duly executed original of:

(a)	this Agreement;

(b)	the Side Letter;

(c)	each Corporate Guarantee;

(d)	the Agency and Trust Agreement;

(e)	any Fee Letter;

(f)	any Subordination Agreement;

(g)	any Subordinated Debt Security; and

(h)	the Account Pledges,

(and of each document required to be delivered under each of them).

2	Copies of the certificate of incorporation and constitutional documents of the Borrower, each Owner and any other Security Party and any company registration documents in respect of the Borrower and any Security Party (including, without limitation, any corporate register excerpts) required by the Agent and a list of all members of the Group (as included in the Borrower’s annual audited financial statements).

3	Copies of resolutions of the directors and shareholders of the Borrower, each Owner and any other Security Party authorising the execution of each of the Finance Documents to which each is a party and, in the case of the Borrower, authorising named representatives to give the Drawdown Notice and other notices under this Agreement.

4	The original of any power of attorney under which any Finance Document is executed on behalf of the Borrower, each Owner and any other Security Party.

5	Copies of all consents which the Borrower or any Security Party requires to enter into, or make any payment under, any Finance Document or any Underlying Document.

6	The originals of any mandates or other documents required in connection with the opening or operation of the Accounts.

7	Documentary evidence that the agent for service of process named in Clause 33 has accepted its appointment.

8	Copies of each Underlying Document and any other charterparty or contract of employment to which a Ship is subject as at the date of this Agreement and of all documents signed or issued by the Borrower, any Owner or any party thereto (or any of them) under or in connection with such documents together, with such documentary evidence as the Agent and its legal advisers may require in relation to the due authorisation and execution of all such documents by the parties thereto.

9	Documents establishing that each Ship is or will be managed by the Approved Manager(s) of that Ship on terms acceptable to the Lenders.

10	The Original Financial Statements.

11	A declaration signed by a director of the Borrower describing in reasonable detail and Security Interest falling under paragraph (g) of the definition of “Permitted Security Interests” existing, to the knowledge of the Borrower, at the date of this Agreement.

12	Any documents required by the Agent in respect of the Borrower, each Owner and any other Security Party (and their respective shareholders) to satisfy the Lenders’ “know your customer” and money laundering requirements including, without limitation, updated organisational charts, updated FATCA and CRS forms.

13	Favourable legal opinions from lawyers appointed by the Agent on such matters concerning the laws of Liberia, the Marshall Islands and such other relevant jurisdictions as the Agent may require.

14	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

PART B

The following are the documents referred to in Clause 9.1(b) required before the Drawdown Date. In Part B of this Schedule 4, the following definitions have the following meanings:

1	A duly executed original of each Mortgage, any Deed of Covenant, each General Assignment and any Charterparty Assignment relating to any Assignable Charter (and of each document required to be delivered under each of them), each in respect of each Ship.

2	Documentary evidence that the Existing Indebtedness in respect of each Existing Facility Agreement has been duly paid or will be paid in full at the time of disbursement of the Loan and a duly executed original of the Deed of Release in respect of each Existing Facility Agreement.

3	Documentary evidence that:

(a)	each Ship is definitively and permanently registered in the name of the relevant Owner under an Approved Flag in accordance with the laws of the applicable Approved Flag State;

(b)	each Ship is in the absolute and unencumbered ownership of the relevant Owner save as contemplated by the Finance Documents;

(c)	each Ship maintains the class specified in Clause 14.3(b) with a first class classification society which is a member of IACS (other than the China Classification Society and the Russian Maritime Registry of Shipping) as the Agent may approve free of all overdue recommendations and conditions of such classification society;

(d)	the Mortgage relating to the each Ship has been duly registered or recorded against that Ship as a valid first preferred or, as the case may be, priority mortgage in accordance with the laws of the applicable Approved Flag State; and

(e)	each Ship is insured in accordance with the provisions of this Agreement and all requirements therein in respect of insurances have been complied with.

4	In respect of each Approved Manager of each Ship:

(a)	each Approved Manager’s Undertaking relative to that Ship (and of each document required to be delivered under each of them);

(b)	copies of each Approved Manager’s Document of Compliance and of that Ship’s Safety Management Certificate (together with any other details of the applicable safety management system which the Agent requires); and

(c)	a copy of the ISSC in respect of the each Ship.

5	Two or, as the case may be, three valuations of each Ship prepared pursuant to Clause 15.3, stated to be for the purposes of this Agreement, which shows a value of each Ship in an amount which satisfies the condition set out in Clause 9.1(d).

6	A favourable opinion from an independent insurance consultant acceptable to the Agent on such matters relating to the insurances for each Ship as the Agent may require.

7	Favourable legal opinions from lawyers appointed by the Agent on such matters concerning the law of each Approved Flag State, Liberia, Marshall Islands and such other relevant jurisdictions as the Agent may require.

8	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

9	Evidence satisfactory to the Agent of payment of all fees due and payable in accordance with the Finance Documents.

10	A survey report in respect of each of Ship XII, Ship XVIII, Ship XXI, Ship XXII, Ship XXVII and Ship XXIX addressed to the Agent and the Lenders, stated to be for the purposes of this Agreement and dated not earlier than 180 days before the Drawdown Date from an independent marine surveyor selected by the Agent in respect of the physical condition of that Ship and the most recent survey reports or other comparable documents in respect of the physical condition of each other Ship.

PART C

The following are the documents referred to in Clause 9.2 required no later than 10 Business Days after the Drawdown Date.

1	A duly executed original of any Bareboat Charter Security Agreement relating to any Assignable Charter (and of each document required to be delivered under each of them), each in respect of each Ship.

2	Acknowledgements of all notices of assignment and/or charge given pursuant to the Finance Documents as have not already been provided to the Agent or, as the case may be, the Security Trustee.

3	Letters of undertaking in respect of the Insurances as required by the Finance Documents together with copies of the relevant policies or cover notes or entry certificates duly endorsed with the interest of the Finance Parties.

4	Such of the legal opinions specified in Part A and Part B of this Schedule 4 as have not already been provided to the Agent.

5	Such original letters of acceptance of appointment as process agent under the Finance Documents by the process agent referred to in each Finance Document as have not already been provided to the Agent.

Each of the documents specified in paragraphs 3 and 4 of Part A shall be notarised or legalised by a competent authority acceptable to the Agent and every other copy document delivered under this Schedule shall be certified as a true and up to date copy by a director or the secretary (or equivalent officer) of the Relevant Borrower.

SCHEDULE 5

TRANSFER CERTIFICATE

The Transferor and the Transferee accept exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to them respectively.

To: HSH Nordbank AG for itself and for and on behalf of the Borrower, each Security Party, the Security Trustee and each Lender, as defined in the Loan Agreement referred to below.

[●]

1	This Certificate relates to a Loan Agreement (the “Loan Agreement”) dated [●] September 2017 and made between (1) Capital Product Partners L.P. (the “Borrower”) as Borrower, (2) the banks and financial institutions named therein as Lenders, (3) HSH Nordbank AG as Agent (4) HSH Nordbank AG and ING Bank N.V., London Branch as Mandated Lead Arrangers, (5) BNP Paribas and National Bank of Greece S.A. as Arrangers and (6) HSH Nordbank AG and ING Bank N.V., London Branch as Bookrunners and (7) HSH Nordbank AG as Security Trustee for a loan facility of up to US$460,000,000.

2	In this Certificate, terms defined in the Loan Agreement shall, unless the contrary intention appears, have the same meanings and:

“Relevant Parties” means the Agent, the Borrower, each Security Party, the Security Trustee and each Lender;

“Transferor” means [full name] of [lending office]; and

“Transferee” means [full name] of [lending office].

3	The effective date of this Certificate is [●] Provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date.

4	The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Loan Agreement and every other Finance Document in relation to [●] per cent. of its Contribution, which percentage represents $[●].

5	By virtue of this Certificate and Clause 26 of the Loan Agreement, the Transferor is discharged [entirely from its Commitment which amounts to $[●]] [from [●] per cent. of its Commitment, which percentage represents $[●]] and, subject to Clause 26.7 of the Loan Agreement, from all obligations connected therewith, the Transferee acquires a Commitment of $[●].]

6	The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 26 of the Loan Agreement provides will become binding on it upon this Certificate taking effect.

7	The Agent, at the request of the Transferee (which request is hereby made) accepts, for the Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 26 of the Loan Agreement.

8	The Transferor:

(a)	warrants to the Transferee and each Relevant Party that:

(i)	the Transferor has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are in connection with this transaction; and

(ii)	this Certificate is valid and binding as regards the Transferor;

(b)	warrants to the Transferee that the Transferor is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4 above; and

(c)	undertakes with the Transferee that the Transferor will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee’s title under this Certificate or for a similar purpose.

9	The Transferee:

(a)	confirms that it has received a copy of the Loan Agreement and each of the other Finance Documents;

(b)	agrees that it will have no rights of recourse on any ground against either the Transferor, the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners, the Security Trustee or any Lender in the event that:

(i)	any of the Finance Documents prove to be invalid or ineffective;

(ii)	the Borrower or any Security Party fails to observe or perform its obligations, or to discharge its liabilities, under any of the Finance Documents;

(iii)	it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or any Security Party under the Finance Documents;

(c)	agrees that it will have no rights of recourse on any ground against the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners, the Security Trustee or any Lender in the event that this Certificate proves to be invalid or ineffective;

(d)	warrants to the Transferor and each Relevant Party that:

(i)	it has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which it needs to take or obtain in connection with this transaction; and

(ii)	this Certificate is valid and binding as regards the Transferee; and

(e)	confirms the accuracy of the administrative details set out below regarding the Transferee.

10	The Transferor and the Transferee each undertake with the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners and the Security Trustee severally, on demand, fully to indemnify the Agent and/or the Security Trustee and/or the Mandated Lead Arrangers, the Arrangers and/or the Bookrunners in respect of any claim, proceeding, liability or expense (including all legal expenses) which they or either of them may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Agent’s, any Mandated Lead Arranger’s, any Arranger’s any Bookrunner’s or the Security Trustee’s own officers or employees.

11	The Transferee shall repay to the Transferor on demand so much of any sum paid by the Transferor under paragraph 10 as exceeds one-half of the amount demanded by the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners or the Security Trustee in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor and the Transferee to the Agent, the Mandated Lead Arrangers, the Arrangers, the Bookrunners or the Security Trustee for the full amount demanded by it.

[Name of Transferor]	[Name of Transferee]

By:	By:

Date:	Date:

Agent

Signed for itself and for and on behalf of itself

as Agent and for every other Relevant Party

HSH Nordbank AG

By:

Date:

Administrative Details of Transferee

Name of Transferee:

Lending Office:

Contact Person

(Loan Administration Department):

Telephone:

Fax:

Contact Person

(Credit Administration Department):

Telephone:

Fax:

Account for payments:

Notes:

This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor’s interest in the security constituted by the Finance Documents in the Transferor’s or Transferee’s jurisdiction. It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

Paragraph 4 deals with assignment of rights and can be used together with paragraph 5 if the parties have agreed to a combination of assignment of rights and transfer of obligations.

Paragraph 5 deals with transfer of obligations and should be removed if the parties have agreed to an assignment only.

SCHEDULE 6

POWER OF ATTORNEY

Know all men by these presents that [●] (the “Company”), a company incorporated in the [●] and having its registered address at [●] irrevocably and by way of security appoints HSH Nordbank AG (the “Attorney”) of Gerhart-Hauptmann-Platz 50, D-20095 Hamburg, Germany its attorney, to act in the name of the Company and to exercise any right, entitlement or power of the Company in relation to [●] (the “Classification Society”) and/or to the classification records of any vessel owned, controlled or operated by the Company including, without limitation, such powers or entitlement as the Company may have to inspect the class records and any files held by the Classification Society in relation to any such vessel and to require the Classification Society to provide to the Attorney or to any of its nominees any information, document or file which the Attorney may request

Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of the above, it is confirmed that the Company hereby ratifies any action which the Attorney takes or purports to take under this Power of Attorney and the Classification Society shall be entitled to rely hereon without further enquiry.

Delegation. The Attorney may exercise its powers hereunder through any officer or through any nominee and/or may sub delegate to any person or persons (including a Receiver and persons designated by him) all or any of the powers (including the discretions) conferred on the Attorney hereunder, and may do so on terms authorising successive sub delegations.

This Power of Attorney was executed by the Company as a Deed on [●] 2017.

EXECUTED as a DEED by	)
[●]	)
acting by	)
its sole director/secretary	)
in the presence of:	)

SCHEDULE 7

FORM OF COMPLIANCE CERTIFICATE

To:	HSH Nordbank AG

Gerhart-Hauptmann-Platz 50

D-20095 Hamburg

Germany

as Agent

[●] 20[●]

Dear Sirs,

We refer to a loan agreement dated [●] September 2017 (the “Loan Agreement”) and made between (amongst others) (i) HSH Nordbank AG as Agent and (ii) Capital Product Partners L.P. as Borrower in relation to a term loan facility of up to $460,000,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the [unaudited consolidated financial statements of the Group for the 3-month period ended [31 March][30 June][30 September][31 December] 20[●]]/[the audited consolidated annual financial statements of the Group for the financial year ended 31 December 20[●]]. The financial statements (i) have been prepared in accordance with all applicable laws and GAAP consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the financial statements and of its profit for the period to which the financial statements relate and (iii) fully disclose or provide for all significant liabilities of the Group.

The Borrower and each Owner represent that no Event of Default or Potential Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]]. In addition as of [●], the Borrower confirms compliance with the financial covenants set out in Clause 12.5 and the security cover ratio set out in Clause 15.1, of the Loan Agreement for the [3-month period][Financial Year] ending on the date of this certificate

We now certify that, on the basis of the calculations appended to this Certificate, as at [●]:

(a)	the Leverage Ratio of the Borrower is less than 75 per cent.;

(b)	the aggregate amount of immediately freely available and unencumbered bank or cash deposits held by the Borrower and the other members of the Group is $[●] (representing an amount [equal to] [in excess of] the product of $500,000 and [●], being the number of Fleet Vessels as at the last day of the financial period to which the financial statements of the Borrower attached to this certificate relate);

(c)	the ratio of EBITDA to Net Interest Expense is no less than [●]:1; and

(d)	the Security Cover Ratio is [●] per cent..

This certificate shall be governed by, and construed in accordance with, English law.

for and on behalf of

CAPITAL PRODUCT PARTNERS L.P.

SCHEDULE 8

FORM OF SANCTIONS CERTIFICATE

To:	HSH Nordbank AG

Gerhart-Hauptmann-Platz 50

D-20095 Hamburg

Germany

as Agent

[●] 20[●]

Dear Sirs,

We refer to a loan agreement dated [●] September 2017 (the “Loan Agreement”) and made between (amongst others) (i) HSH Nordbank AG as Agent and (ii) Capital Product Partners L.P. as Borrower in relation to a term loan facility of up to $460,000,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the audited consolidated annual financial statements of the Group for the financial year ended 31 December 20[●]. The financial statements (i) have been prepared in accordance with all applicable laws and GAAP consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the financial statements and of its profit for the period to which the financial statements relate and (iii) fully disclose or provide for all significant liabilities of the Group.

We now certify that:

(a)	on the basis of the calculations appended to this Certificate, the aggregate revenues of the Group directly or indirectly derived from business or transactions in connection with UHRCs for the Financial Year ended 31 December 20[●] are equal to $[●], representing [●] per cent. of all the aggregate revenues of the Group for that Financial Year[, however:

(i)	the aggregate revenues of the Group directly or indirectly derived from business or transactions in connection with UHRCs for that Financial Year are less than 25 per cent. of all the aggregate revenues of the Ships for that Financial Year; and

(ii)	we forecast that such business or transactions in connection with UHRCs, for the following Financial Year, will be less than 20 per cent. of all the aggregate revenues of the Group]; and

(b)	the aggregate number of port calls to an UHRC by the Ships, in the Financial Year ended 31 December 20[●] was [●], representing [●] per cent. of the total port calls of the Ships in that Financial Year.

This certificate shall be governed by, and construed in accordance with, English law.

for and on behalf of

CAPITAL PRODUCT PARTNERS L.P.

EXECUTION PAGES

BORROWER

SIGNED by	)
) /s/ Evangelos Bairactaris
for and on behalf of	)
CAPITAL PRODUCT PARTNERS L.P.	)
in the presence of:	) /s/ Aikaterina Dimitriou

LENDERS

SIGNED by	)
) /s/ Konstantinos Flokos
for and on behalf of	) /s/ Chrysanthi Papathanasopoulou
ALPHA BANK S.A.	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
BNP PARIBAS	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
HSH NORDBANK AG	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
ING BANK N.V., LONDON BRANCH	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Maria Maniatakou
for and on behalf of	) /s/ Gerakaris Alexandros
NATIONAL BANK OF GREECE S.A.	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Athanasios Doudoulas
for and on behalf of	) /s/ Olga Voutsa
PIRAEUS BANK S.A.	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
SKANDINAVISKA ENSKILDA	)
BANKEN AB (PUBL))
in the presence of:	) /s/ Aikaterina Dimitriou

MANDATED LEAD ARRANGERS

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
HSH NORDBANK AG	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
ING BANK N.V., LONDON BRANCH	)
in the presence of:	) /s/ Aikaterina Dimitriou

ARRANGERS

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
BNP PARIBAS	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Maria Maniatakou
for and on behalf of	) /s/ Gerakaris Alexandros
NATIONAL BANK OF GREECE S.A.	)
in the presence of:	) /s/ Aikaterina Dimitriou

BOOKRUNNERS

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
HSH NORDBANK AG	)
in the presence of:	) /s/ Aikaterina Dimitriou

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
ING BANK N.V., LONDON BRANCH	)
in the presence of:	) /s/ Aikaterina Dimitriou

AGENT

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
HSH NORDBANK AG	)
in the presence of:	) /s/ Aikaterina Dimitriou

SECURITY TRUSTEE

SIGNED by	)
) /s/ Konstantinos Mexias
for and on behalf of	)
HSH NORDBANK AG	)
in the presence of:	) /s/ Aikaterina Dimitriou